Filed Pursuant to Rule 424(B)(3)
Registration No. 333-167085

SUPPLEMENT DATED SEPTEMBER 15, 2010
(To Proxy Statement/Prospectus dated August 16, 2010)

DATE OF RESCHEDULED SPECIAL MEETING: SEPTEMBER 30, 2010

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

        On August 17, 2010, Dollar Thrifty Automotive Group, Inc. referred to as DTG, and Hertz Global Holdings, Inc. referred to as Hertz, provided to DTG stockholders of record as of August 13, 2010, a definitive proxy statement/prospectus, dated August 16, 2010, relating to a special meeting of DTG's stockholders originally scheduled for September 16, 2010. The special meeting was called for the purpose of considering and voting upon the adoption of the Agreement and Plan of Merger, referred to as the merger agreement, entered into by DTG, Hertz and HDTMS, Inc., a wholly owned subsidiary of Hertz, referred to as Merger Sub, on April 25, 2010, as well as the adjournment of the special meeting, if necessary, to solicit additional proxies.

        I am pleased to report that on September 10, 2010, DTG, Hertz and Merger Sub entered into Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 10, 2010, referred to as the amendment, which taken together with the merger agreement is referred to as the amended merger agreement. The purpose of the amendment is to provide DTG stockholders with an additional $10.80 in cash for each share of DTG common stock held by them at the effective time under the amended merger agreement.

        Under the amended merger agreement, Hertz will acquire DTG through a merger of Merger Sub with and into DTG, referred to as the merger. Following the merger, DTG will be the surviving entity and will continue as a wholly owned subsidiary of Hertz. The merger agreement is attached as Annex A to the definitive proxy statement/prospectus previously provided to you. The amendment is attached as Annex S-A to this supplement to the definitive proxy statement/prospectus, referred to as the supplement, and is incorporated into this supplement by reference.

        At the effective time and as a result of the merger, each outstanding share of DTG common stock will be converted into the right to receive the sum of (x) 0.6366 of a share of Hertz common stock and (y) a cash payment by Hertz equal to $43.60 less the special dividend per share amount (described below). In addition, record holders of DTG common stock immediately prior to the effective time of the merger will receive a cash dividend from DTG in an amount equal to the special dividend per share amount for each share of DTG common stock that they hold at such time. The special dividend per share amount will be equal to $200,000,000 divided by the sum of (1) the number of issued and outstanding shares of DTG common stock immediately prior to the effective time of the merger, (2) the number of shares of DTG common stock that would be delivered to the holders of performance units outstanding immediately prior to the effective time of the merger if performance was achieved at the target level and (3) the number of shares of DTG common stock to which the restricted stock units outstanding as of immediately prior to the effective time pertain. Based on the number of shares of DTG common stock issued and outstanding on September 10, 2010, the special dividend per share amount would have been equal to approximately $6.87 had the effective time occurred on that date. DTG does not intend to pay the special dividend if the merger is not consummated.

        This supplement describes the amended merger agreement, the merger and the transactions contemplated by the amended merger agreement and provides information concerning the special meeting of DTG stockholders. Before we can complete the merger, DTG must obtain the approval of its common stockholders. We urge you to read this supplement, including the amendment, carefully. We also urge you, if you have not done so already, to read the definitive proxy statement/prospectus, dated August 16, 2010, which was previously provided to you and includes a copy of the merger agreement attached as Annex A thereto, carefully. Please pay particular attention to the section titled "Risk Factors" beginning on page 28 of the definitive proxy statement/prospectus and to the section titled "Update to Risk Factors" beginning on page S-15 of this supplement. You also can obtain information about DTG and Hertz from documents that we have filed or will file with the Securities and Exchange Commission prior to the special meeting.

        If you have already delivered a properly executed proxy, you do not need to do anything unless you wish to revoke or change your vote. If you have not previously voted or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card or submit a proxy by telephone or via the internet using the instructions on the enclosed proxy card. If you hold your stock in "street name" through a bank, broker or other nominee, please direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee.

        After careful consideration, the DTG board of directors has approved the amended merger agreement, declared that the merger and other transactions contemplated by the amended merger agreement, including the special dividend, are advisable and recommends that you vote "FOR" the adoption of the amended merger agreement and "FOR" the proposal to approve the adjournment of the special meeting for the solicitation of additional proxies in the event there are insufficient votes present, in person or represented by proxy, at the time of the special meeting to adopt the amended merger agreement.

        The special meeting of DTG stockholders to vote on these proposals has been rescheduled for September 30, 2010 and will be held at 10:00 a.m., local time, at 10 South Dearborn Street, Plaza Level Auditorium, Chicago, Illinois 60603.

        Your vote is very important. Whether or not you plan to attend the special meeting, we urge you to submit your proxy as promptly as possible. Please refer to the instructions on the enclosed proxy card.

                        Thomas P. Capo
                        Chairman of the Board
                        Dollar Thrifty Automotive Group, Inc.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This supplement is dated September 15, 2010 and is first being mailed or otherwise delivered to DTG stockholders on or about September 15, 2010.

SOURCES OF ADDITIONAL INFORMATION

        This supplement to the definitive proxy statement/prospectus incorporates by reference important business and financial information about Hertz and DTG from documents that each company has filed with the Securities and Exchange Commission, referred to as the SEC, but which have not been included in or delivered with this supplement. For a list of documents incorporated by reference into this supplement and how you may obtain them, see "Update to Where You Can Find More Information" beginning on page S-71.

        This information is available to you without charge upon your written or oral request. You can also obtain the documents incorporated by reference into this supplement by accessing the SEC's website maintained at http://www.sec.gov.

        In addition, DTG's filings with the SEC are available to the public on DTG's website, www.dtag.com, and Hertz's filings with the SEC are available to the public on Hertz's website, www.hertz.com. Information contained on DTG's website, Hertz's website or the website of any other person is not incorporated by reference into this supplement, and you should not consider information contained on those websites as part of this supplement.

        Hertz and DTG will provide you with copies of their respective information, without charge, if you request it from:

Hertz Global Holdings, Inc.	Dollar Thrifty Automotive Group, Inc.
225 Brae Boulevard	5330 East 31st Street
Park Ridge, New Jersey 07656-0713	Tulsa, Oklahoma 74135
Attention: Investor Relations	Attention: Investor Relations
Telephone Number: (201) 307-2000	Telephone Number: (918) 669-2119

        If you wish to obtain any of these documents from Hertz or DTG, you should make your request no later than September 23, 2010 to ensure timely delivery.

        In addition, if you have questions about the merger or the special meeting, or if you need to obtain copies of this supplement, the definitive proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in this supplement, you may contact Georgeson Inc. You will not be charged for any of the documents you request.

Georgeson Inc.
199 Water Street, 26th Floor
New York, New York 10038
1-866-767-8986 (toll free)
212-806-6859 (international)

        Information contained in this supplement regarding Hertz has been provided by, and is the responsibility of, Hertz and information contained in this supplement regarding DTG has been provided by, and is the responsibility of, DTG. No one has been authorized to give you any other information, and neither Hertz nor DTG takes responsibility for any information that others may give you. This supplement is dated September 15, 2010. You should not assume that the information contained in, or incorporated by reference into, this supplement is accurate as of any date other than that date. Neither DTG's mailing of this supplement to DTG stockholders nor the issuance by Hertz of common stock in connection with the merger will create any implication to the contrary.

        This supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

 NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO THE STOCKHOLDERS OF DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.:

         NOTICE IS HEREBY GIVEN that a special meeting of holders of common stock of Dollar Thrifty Automotive Group, Inc., a Delaware corporation, referred to as DTG, will be held at 10:00 a.m., local time, on September 30, 2010 at 10 South Dearborn Street, Plaza Level Auditorium, Chicago, Illinois 60603, for the following purposes:

  1.
  To consider and vote upon the proposal to adopt the Agreement and Plan of Merger, dated as of April 25, 2010, by and among Hertz Global Holdings, Inc., referred to as Hertz, HDTMS, Inc., a wholly owned subsidiary of Hertz, referred to as Merger Sub, and DTG, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 10, 2010, by and among DTG, Hertz and Merger Sub, as may be further amended from time to time, referred to as the amended merger agreement, pursuant to which Merger Sub will merge with and into DTG, and DTG will continue as the surviving entity and a wholly owned subsidiary of Hertz; and

  2.
  To consider and vote upon a proposal to approve the adjournment of the meeting, if necessary, to solicit additional proxies if there are insufficient votes to adopt the amended merger agreement at the time of the special meeting.

         Only stockholders of record at the close of business on August 13, 2010 are entitled to notice of, and to vote at, the special meeting or postponements or adjournments thereof (unless the board of directors of DTG fixes a new record date for any such postponed or adjourned meeting). A list of such stockholders will be available for examination by any stockholder for any purpose germane to the meeting, during ordinary business hours, for at least 10 days before the meeting in the Office of the General Counsel, Dollar Thrifty Automotive Group, Inc., 5330 East 31st Street, Tulsa, Oklahoma 74135. The list will also be available for inspection at the meeting site during the meeting.

         Your vote is important. Whether or not you plan to attend the meeting, if you have not already voted or if you wish to revoke or change the vote you previously cast, please vote now. You may vote by telephone or via the Internet, as described on the enclosed proxy card, or by marking, signing and dating the enclosed proxy card on the reverse side and returning it promptly in the accompanying postage-paid envelope. A proxy may be revoked at any time prior to its exercise at the meeting, and your return of the enclosed proxy will not affect your right to vote your shares if you attend the meeting in person. Please review this supplement and the definitive proxy statement/prospectus previously provided to you for more complete information regarding the merger and the special meeting. If you do not return or submit your proxy or vote your shares by telephone or over the Internet or vote in person at the special meeting, the effect will be the same as a vote against the proposal to adopt the amended merger agreement.

         Under Delaware law, holders of record of DTG common stock who do not vote in favor of adoption of the amended merger agreement have the right to seek appraisal of the fair value of their shares of stock if the merger is completed, but only if they strictly comply with the procedures prescribed by Delaware law. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law, including, among other things, submitting a written demand for appraisal to DTG before the vote is taken on the adoption of the amended merger agreement, and you must not vote in favor of adoption of the amended merger agreement. These procedures are summarized in the definitive proxy statement/prospectus in the section titled "The Merger—Dissenters' Appraisal Rights" beginning on page 110, and the text of the applicable provisions of Delaware law as in effect with respect to this transaction is included as Annex S-D to this supplement.

         The board of directors of DTG unanimously has determined that the amended merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of DTG and its stockholders, and has approved and adopted the amended merger agreement and approved the merger and the other transactions contemplated thereby. The board of directors of DTG recommends that the stockholders of DTG vote "FOR" approval of the amended merger agreement.

         If you previously submitted a proxy for the DTG special meeting previously scheduled to take place on September 16, 2010, which proxy has not been revoked, and were a holder of record as of the close of business on August 13, 2010, DTG intends to vote your proxy at the special meeting in the manner specified. If you return your signed proxy card, but do not specify how you want to vote your shares, your shares will be voted "FOR" the proposal to adopt the merger agreement and the proposal to adjourn the special meeting. Whether or not you plan to attend the special meeting in person, please vote your proxy by telephone or through the Internet, as described on the enclosed proxy card, or complete, date, sign and return the enclosed proxy card in the enclosed envelope. The enclosed envelope requires no postage if mailed in the United States. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card or voted by telephone or through the Internet.

By Order of the Board of Directors,

Vicki J. Vaniman Secretary September 15, 2010

i

INTRODUCTION

        The information provided in the definitive proxy statement/prospectus that was previously provided to DTG stockholders of record as of August 13, 2010 is incorporated by reference into this supplement, except as described in the following sentence. To the extent information in this supplement differs from, updates or conflicts with information contained in the definitive proxy statement/prospectus, the information in this supplement governs.

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE MERGER
AND THE SPECIAL STOCKHOLDER MEETING

        The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the special meeting. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the merger, you are urged to read both this supplement and the definitive proxy statement/prospectus previously provided to you carefully, including the information incorporated by reference into, and the annexes to, this supplement and the definitive proxy statement/prospectus. See "Update to Where You Can Find More Information" for the location of information incorporated by reference into this supplement. All references in this supplement to Hertz refer to Hertz Global Holdings, Inc., a Delaware corporation; all references in this supplement to DTG refer to Dollar Thrifty Automotive Group, Inc., a Delaware corporation; all references in this supplement to Merger Sub refer to HDTMS, Inc., a Delaware corporation and a wholly owned subsidiary of Hertz; all references to the amended merger agreement refer to the Agreement and Plan of Merger, dated as of April 25, 2010, by and among Hertz, Merger Sub and DTG, a copy of which is included as Annex A to the definitive proxy statement/prospectus, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 10, 2010, referred to as the amendment, by and among DTG, Hertz and Merger Sub, a copy of which is included as Annex S-A to this supplement, and all references to the merger refer to the merger of Merger Sub with and into DTG, with DTG continuing as the surviving corporation and a wholly owned subsidiary of Hertz.

Q:
Why are you sending me this supplement and a new proxy card?

A:
We are sending you this supplement and new proxy card because, on September 10, 2010, DTG, Hertz and Merger Sub entered into the amendment. This supplement describes the amendment and provides important updates to the definitive proxy statement/prospectus, which was mailed to you on August 17, 2010 and is incorporated by reference into this supplement. A copy of the amendment is attached as Annex S-A to this supplement. Hertz and DTG encourage you to read the amendment in its entirety, and, if you have not done so already, to read the definitive proxy statement/prospectus in its entirety.

Q:
On what am I being asked to vote?

A:
At the special meeting, DTG common stockholders will be asked (1) to adopt the amended merger agreement and (2) to approve the adjournment of the special meeting for the solicitation of additional proxies in the event there are insufficient votes present, in person or represented by proxy, at the time of the special meeting to adopt the amended merger agreement.

Q:
What are the significant changes in the amended merger agreement?

A:
The terms of the amendment are described more fully beginning on page S-69 of this supplement. The amendment increases the cash consideration that a DTG stockholder will have a right to receive after the closing of the merger to include an additional $10.80 in cash per share of DTG common stock. The exchange ratio remains fixed at 0.6366 shares of Hertz common stock for each share of DTG common stock, as provided under the merger agreement prior to its amendment.

Q:
What will I receive in exchange for my DTG common stock in the merger?

A:
Each of your shares of DTG common stock will be converted in the merger into the right to receive 0.6366 shares of Hertz common stock and $43.60 in cash, less the special dividend per share amount described below. In addition, record holders of DTG common stock immediately prior to the effective time of the merger will receive a dividend from DTG in an amount equal to the special dividend per share amount for each share of DTG common stock that they hold at such time (as described below). Hertz will not issue fractional shares in the merger. Instead, it will pay cash for fractional shares of common stock based on the NYSE closing price per share of Hertz common stock on the closing date of the merger (or if that date is not a trading day, the trading day immediately preceding the closing date).

  The special dividend per share amount will be equal to $200,000,000 divided by the sum of (1) the number of issued and outstanding shares of DTG common stock immediately prior to the effective time of the merger, (2) the number of shares of DTG common stock that would be delivered to the holders of performance units outstanding immediately prior to the effective time of the merger if performance was achieved at the target level and (3) the number of shares of DTG common stock to which the restricted stock units outstanding as of immediately prior to the effective time pertain. Based on the number of shares of DTG common stock issued and outstanding on September 10, 2010, the special dividend per share amount would have been equal to approximately $6.87 had the effective time occurred on that date. DTG does not intend to pay the special dividend if the merger is not consummated.

Q:
How does DTG's board of directors recommend that I vote on the proposals?

A:
The board of directors of DTG unanimously recommends that you vote "FOR" the adoption of the amended merger agreement and vote "FOR" the adjournment, if necessary, of the special meeting to solicit additional proxies in favor of adoption of the amended merger agreement.

Q:
Are there risks I should consider in deciding whether to vote for the merger?

A:
Yes. In evaluating the merger, you should consider carefully the factors discussed in the section titled "Risk Factors" in the definitive proxy statement/prospectus and in the section titled "Update to Risk Factors" in this supplement.

Q:
When and where will the special meeting be held?

A:
The special meeting will take place on September 30, 2010, at 10:00 a.m., local time, at 10 South Dearborn Street, Plaza Level Auditorium, Chicago, Illinois 60603.

Q:
If I have shares credited to my account under the Dollar Thrifty Automotive Group Retirement Savings Plan, referred to as the DTG 401(k) Plan, as of the record date, can I vote my plan shares in person at the special meeting?

A:
No. If you have shares credited to you through the DTG 401(k) Plan as of the record date, you may not vote your plan shares in person at the special meeting; only the trustee of such plan can vote those shares on your behalf. Your proxy card permits you to direct the trustee how to vote the number of shares credited to your account as of the record date. The trustee of the DTG 401(k) Plan also votes shares of common stock for which it has not received directions in the same proportion as shares for which directions are received. In order to direct the trustee how to vote your shares, you must return your directions to the trustee so that they are received no later than 3:00 p.m. Central Time on September 28, 2010, referred to as the reply date.

Q:
Will a proxy solicitor be used?

A:
Yes. DTG has retained Georgeson Inc. to assist in the distribution and solicitation of proxies for the special meeting and will pay Georgeson Inc. a fee of approximately $100,000, plus reimbursement of out-of-pocket expenses. In addition, DTG's directors, officers and employees may solicit proxies in person or by telephone, e-mail, facsimile transmission or other means of communication, but no additional compensation will be paid to them.

  In addition, Hertz has retained D. F. King & Co., Inc. to provide assistance in the solicitation of proxies for the special meeting and will pay D. F. King & Co., Inc. a fee not to exceed $100,000, plus reimbursement of reasonable expenses.

Q:
What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:
If you hold shares directly as a record holder and also in "street name," or otherwise through a nominee, you may receive more than one supplement or set of voting instructions relating to the special meeting. These should each be voted or returned separately in order to ensure that all of your shares are voted.

Q:
Can I change my vote?

A:
Yes. If you are a holder of record as of the record date, you can change your proxy instructions after you have submitted your proxy card, or submitted your proxy by telephone or through the Internet, by:

  •
  submitting a new proxy with a later date, by using the telephone or Internet voting procedures described above, or by completing, signing, dating and returning a new proxy card by mail to DTG;

  •
  attending the special meeting and voting in person; or

  •
  sending written notice of revocation to DTG's corporate secretary.

  For more detailed procedures on revoking a proxy, see the description in the section titled "The DTG Special Meeting" in the definitive proxy statement/prospectus and in the section titled "Update to the DTG Special Meeting" in this supplement.

  If you own your shares through a broker, you must follow the directions you receive from your broker in order to change or revoke your vote. If you have shares credited to you through the DTG 401(k) Plan as of the record date, you must provide new directions to the trustee for that plan at any time prior to the reply date in order to change or revoke your vote. You are not limited as to the number of changes of voting directions you may give the trustee prior to the reply date.

Q:
Am I entitled to appraisal rights?

A:
Under the Delaware General Corporation Law, referred to as the DGCL, holders of DTG common stock who do not vote for the adoption of the amended merger agreement and the transactions contemplated thereby have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in the definitive proxy statement/prospectus. This appraisal amount could be more than, the same as, or less than the amount a DTG stockholder would be entitled to receive under the amended merger agreement. Any holder of DTG common stock intending to exercise appraisal rights, among other things, must submit a written demand for appraisal to DTG prior to the vote on the adoption and approval of the amended merger agreement and the transactions contemplated thereby and must not vote or otherwise submit a proxy in favor of adoption and approval of the amended merger agreement and the transactions contemplated thereby. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, DTG encourages you to seek the advice of your own legal counsel. A summary of the requirements under Delaware law to exercise appraisal rights is included in the definitive proxy statement/prospectus in the section titled "The Merger—Dissenters' Appraisal Rights" and the text of Section 262 of the DGCL as in effect with respect to this transaction is included as Annex S-D to this supplement.

Q:
Will the stockholder vote to approve the merger occur before regulatory approval of the merger?

A:
The stockholder vote to approve the merger is scheduled to occur on September 30, 2010. Hertz and DTG have received a request for additional information and documentary materials from the Federal Trade Commission, referred to as the FTC, which will require Hertz and DTG to provide additional documents and information relevant to the FTC's antitrust analysis of the acquisition of

  DTG by Hertz. Hertz and DTG continue to believe that the merger should receive the necessary regulatory clearance. As a result of the FTC's request for additional information, however, regulatory approval of the merger is not expected prior to the stockholder vote. For the purpose of having the merger cleared by the FTC, Hertz may agree, subsequent to the stockholder vote on September 30, 2010, to certain divestitures or other measures. Hertz and DTG have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to obtain all regulatory actions or non-actions, waivers, clearances, consents and approvals required for completion of the merger. Such efforts could include offering to license, franchise, divest, or hold separate certain Hertz or DTG business locations or business lines. However, Hertz is not obligated to license, franchise, divest or hold separate any business locations or business lines, other than (1) the Advantage business owned by Hertz and (2) in addition to Advantage, other business locations or business lines that produced aggregate gross revenues not in excess of $175 million for Hertz, DTG and their respective subsidiaries during the 2009 calendar year, calculated in accordance with GAAP, on a basis consistent with the accounting principles used in preparing their 2009 financial statements included in their filings with the SEC. In order to facilitate the receipt of FTC clearance, Hertz has announced that it will take steps to divest its Advantage business in connection with the consummation of the merger.

Q:
What do I need to do now?

A:
After you have carefully read this entire supplement and the definitive proxy statement/prospectus, please vote your shares of DTG common stock. You may do this either by signing, dating and mailing the enclosed proxy card or by submitting your proxy by telephone or through the Internet, as explained in the voting instructions attached to your proxy card. This will enable your shares to be represented and voted at the special meeting. If you submit a valid proxy and do not indicate how you want to vote, DTG will count your proxy as a vote in favor of the proposals described in this document submitted at the special meeting.

  The DTG board of directors recommends that DTG stockholders vote "FOR" the adoption of the amended merger agreement and "FOR" the adjournment of the special meeting, if necessary, to permit solicitation of additional proxies in favor of the above proposal.

Q:
What happens if I already submitted a proxy for the special meeting previously scheduled for September 16, 2010?

A:
If you previously submitted a proxy for the special meeting that was scheduled for September 16, 2010, which proxy has not subsequently been revoked, DTG intends to vote those proxies at the special meeting scheduled for September 30, 2010 in the manner specified, and you do not need to do anything further unless you wish to revoke or change your vote. If you have not previously voted or if you wish to revoke or change your vote, we urge you to complete, sign, date and promptly mail your enclosed proxy card or cast your vote in person or by delivering your proxy via telephone or via the internet using the instructions on the proxy card and in the manner described in the definitive proxy statement/prospectus. A proxy may be revoked in writing at any time before the special meeting in the manner described in the definitive proxy statement/prospectus.

Q:
Whom should I call with questions?

A:
DTG stockholders with any questions about the transaction should call DTG's proxy solicitors, Georgeson Inc., at (866) 767-8986 (toll free) or collect at (212) 806-6859 (international).

UPDATE TO SUMMARY

        This updated summary highlights selected information from this supplement and may not contain all of the information that may be important to you. Accordingly, Hertz and DTG urge you to read carefully this entire supplement together with the definitive proxy statement/prospectus, the annexes hereto and thereto and the other documents to which Hertz and DTG refer you for a more complete understanding of the proposed merger between DTG and a subsidiary of Hertz. In addition, Hertz and DTG incorporate by reference into this supplement and the definitive proxy statement/prospectus important business and financial information about Hertz and DTG. You may obtain the information incorporated by reference without charge by following the instructions in the section titled "Update to Where You Can Find More Information." Each item in this summary includes a page reference directing you to a more complete description of that item in this supplement.

 For Each Share of DTG Common Stock, DTG Stockholders Will Receive in the Merger 0.6366 Shares of Hertz Common Stock and $43.60 in Cash, less the Special Dividend Per Share Amount; DTG Will Pay a Special Dividend of $200 million in the Aggregate to Holders of DTG Common Stock (Page S-69)

        Each of your shares of DTG common stock will be converted in the merger into the right to receive 0.6366 shares of Hertz common stock and $43.60 in cash, less the special dividend per share amount described below. In addition, record holders of DTG common stock immediately prior to the effective time of the merger will receive a cash dividend from DTG in an amount equal to the special dividend per share amount for each share of DTG common stock that they hold at such time.

        Hertz will not issue fractional shares in the merger. Instead, it will pay cash for fractional shares of common stock based on the NYSE closing price per share of Hertz common stock on the closing date of the merger (or if that date is not a trading day, the trading day immediately preceding the closing date).

        The special dividend per share amount will be equal to $200,000,000 divided by the sum of (1) the number of issued and outstanding shares of DTG common stock immediately prior to the effective time of the merger, (2) the number of shares of DTG common stock that would be delivered to the holders of performance units outstanding immediately prior to the effective time of the merger if performance was achieved at the target level and (3) the number of shares of DTG common stock to which the restricted stock units outstanding as of immediately prior to the effective time pertain. Based on the number of shares of DTG common stock issued and outstanding on September 10, 2010, the special dividend per share amount would have been equal to approximately $6.87 had the effective time occurred on that date. DTG does not intend to pay the special dividend if the merger is not consummated.

        As contemplated by the amended merger agreement, if the merger were completed on September 10, 2010, and you owned 100 shares of DTG common stock immediately prior to the effective time of the merger, you would have received:

  •
  a special dividend from DTG in the amount of $687; and

  •
  at the effective time of the merger:

  •
  $3,673 in cash from Hertz (calculated by subtracting the aggregate special dividend amount of $687 from the aggregate cash amount of $4,360);

  •
  63 shares of Hertz common stock; and

  •
  $6.63 in cash for the fractional shares of Hertz common stock (calculated by multiplying 0.66 (the remaining 0.66 fractional interest in a Hertz common share) by the NYSE closing price per Hertz share on September 10, 2010).

 The Number of Shares of Hertz Common Stock to Be Issued in the Merger Is Fixed, and Therefore the Value of the Merger Consideration Will Fluctuate with Market Prices (Page S-69)

        The number of shares of Hertz common stock and cash to be issued in the merger for each DTG common share is fixed and will not be adjusted for changes in the market price of either Hertz common stock or DTG common stock. Accordingly, any change in the price of Hertz common stock prior to the merger will affect the market value of the merger consideration that DTG stockholders will receive as a result of the merger.

        You should obtain current stock price quotations for Hertz common stock and DTG common stock. Hertz common stock and DTG common stock are listed on the NYSE under the symbols "HTZ" and "DTG", respectively. The following table shows the closing prices for Hertz common stock and DTG common stock and the implied per share value in the merger (based on the merger consideration provided for in the amended merger agreement and including the special dividend per share amount) to DTG stockholders for April 23, 2010, the last trading day before Hertz and DTG announced the execution of the merger agreement, for September 10, the last trading day before Hertz and DTG announced the execution of the amendment, and for September 14, 2010, the last practicable day before the date of this supplement:

	Hertz Common Stock	DTG Common Stock	Implied Value of One Share of DTG Common Stock
April 23, 2010	$12.88	$38.85	$51.80
September 10, 2010	$10.05	$48.01	$50.00
September 14, 2010	$10.76	$50.80	$50.45

Opinions of DTG's Financial Advisors (Page S-42 and Annexes S-B and S-C)

        At a meeting of the DTG board of directors held on September 10, 2010, to evaluate the proposed amendment, J.P. Morgan Securities LLC, referred to as J.P. Morgan, and Goldman, Sachs & Co., referred to as Goldman Sachs, delivered to the DTG board of directors their respective oral opinions to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in their respective opinions, the total amount of cash and stock consideration to be received pursuant to the amended merger agreement, consisting of (1) an amount in cash equal to $43.60 per share minus the special dividend per share amount, (2) 0.6366 shares of Hertz common stock for each share of common stock of DTG, and (3) a special dividend in an amount per share equal to the special dividend per share amount, was fair from a financial point of view, with respect to J.P. Morgan's opinion, to the holders (other than Hertz's affiliates) of the outstanding shares of DTG common stock, and with respect to Goldman Sachs' opinion, to the holders (other than Hertz and its affiliates) of the outstanding shares of DTG common stock. The oral opinions were confirmed by the delivery of written opinions of each of J.P. Morgan and Goldman Sachs dated September 10, 2010, and the full text of each of J.P. Morgan's and Goldman Sachs' written opinions are included in this supplement as Annexes S-B and S-C, respectively. J.P. Morgan's and Goldman Sachs' opinions were provided for the information and assistance of the DTG board of directors in connection with its consideration of the merger, and were limited to the fairness, from a financial point of view, of the total amount of cash and stock consideration to be received pursuant to the amended merger agreement, with respect to J.P. Morgan's opinion, to the holders (other than Hertz's affiliates) of the outstanding shares of DTG common stock, and with respect to Goldman Sachs' opinion, to the holders (other than Hertz and its affiliates) of the outstanding shares of DTG common stock. The opinions do not in any manner address the decision of the DTG board of directors to proceed with or effect the merger and do not constitute a recommendation as to how any stockholder should vote with respect to the transaction or any other matter.

 The DTG Board of Directors Recommends That You Vote "FOR" Adopting the Amended Merger Agreement (Page S-41)

        The DTG board of directors believes that the merger and the other transactions contemplated by the amended merger agreement, including the special dividend, are in the best interests of DTG stockholders and that the merger consideration, viewed together with the special dividend, is fair from a financial point of view to DTG stockholders and has approved the merger and the amended merger agreement and other transactions contemplated thereby, and unanimously recommends that you vote "FOR" the proposal to adopt the amended merger agreement. For the factors considered by the DTG board of directors in reaching its decision to adopt the amended merger agreement and recommend adoption of the amended merger agreement to the DTG stockholders, see "Update to the Merger—DTG's Reasons for the Merger; Recommendation of the DTG Board of Directors."

Hertz and DTG Have Agreed When and How DTG Can Consider Third-Party Acquisition Proposals (Page S-69 and Page 124 of the definitive proxy statement/prospectus)

        In the amended merger agreement, DTG has agreed not to solicit, initiate, knowingly facilitate or knowingly encourage proposals from third parties regarding acquiring DTG or its businesses. In addition, DTG has agreed not to engage in negotiations with or provide confidential information to a third party regarding acquiring DTG or its businesses in furtherance of a competing proposal. However, if DTG receives an unsolicited acquisition proposal from a third party prior to the adoption of the amended merger agreement by DTG's stockholders, DTG can participate in negotiations with and provide confidential information to the third party if, among other requirements, the DTG board of directors determines in good faith (after consultation with DTG's financial advisors and outside legal counsel) that the proposal is, or would reasonably be expected to result in, a superior proposal to the merger. After approval of the merger by DTG's stockholders, DTG's board of directors cannot participate in negotiations with or provide confidential information to a third party and DTG cannot terminate the amended merger agreement to accept a superior proposal. On May 3, 2010, Avis Budget Group, Inc., referred to as Avis, sent a letter to DTG, which DTG's board of directors determined (after consulting with DTG's financial advisors and outside legal counsel) would reasonably be expected to result in a superior proposal to the merger. Avis and DTG subsequently entered into a confidentiality agreement and conducted reciprocal due diligence investigations. On July 28, 2010, Avis submitted a letter offering to acquire DTG at a price per share of DTG common stock equal to $46.50 (valued as of the day of the offer) consisting of $39.25 in cash (including the proceeds of a pre-closing special dividend to be paid by DTG consistent with the Hertz merger agreement) and 0.6543 shares of Avis common stock (valued as of the offer date at $7.25). On August 3, 2010, DTG responded to the Avis offer, stating that DTG was unable to conclude that the Avis offer constituted a superior proposal. On September 2, 2010, Avis announced that it was increasing the cash portion of its offer from $39.25 to $40.75 per share. The stock portion of Avis's offer remained unchanged. See "Update to the Merger—Background of the Merger."

Treatment of DTG Options and Other Equity-Based Awards (Page S-70)

  Stock Options.

        DTG's equity incentive plan provides that, at the effective time of the merger, each outstanding unvested option to purchase shares of DTG common stock will vest and become exercisable. Pursuant to the terms of the amended merger agreement, at the effective time of the merger, each outstanding option to purchase shares of DTG common stock will be converted into an option to purchase shares of Hertz common stock, on the same terms and conditions as are applicable to the options to purchase shares of DTG common stock, except that the number of shares of Hertz common stock and the exercise price per share will be adjusted based on the merger consideration, the special dividend per share amount and the closing price per share of Hertz common stock on the date of the merger (or if not a trading day, the last trading day prior to the merger).

  Restricted Stock Units.

        Pursuant to the terms of the amended merger agreement, at the effective time of the merger, all outstanding awards of restricted stock units will vest and be converted into a right to receive a lump sum cash payment equal to the product of (1) the number of shares of DTG common stock subject to such award and (2) the sum of (A) $43.60 and (B) the value of the stock portion of the merger consideration, valued at the closing price per share of Hertz common stock on the date of the merger (or if not a trading day, the last trading day prior to the merger).

  Performance Units.

        Pursuant to the terms of the amended merger agreement, at the effective time of the merger, all outstanding awards of performance units will be converted into a right to receive a lump sum cash payment equal to the product of (1) the number of shares of DTG common stock subject to such award as if performance was achieved at the target level and (2) the sum of (A) $43.60 and (B) the value of the stock portion of the merger consideration, valued at the closing price per share of Hertz common stock on the date of the merger (or if not a trading day, the last trading day prior to the merger).

Appraisal Rights (Annex S-D)

        Under Section 262 of the DGCL, holders of DTG common stock may have the right to obtain an appraisal of the value of their shares of DTG common stock in connection with the merger. To perfect appraisal rights, a DTG stockholder must not vote for the adoption of the amended merger agreement and must strictly comply with all of the procedures required under Delaware law, including submitting a written demand for appraisal to DTG prior to the special meeting. Failure to strictly comply with Section 262 of the DGCL by a DTG stockholder may result in termination or waiver of that stockholder's appraisal rights.

        A summary of the requirements under Delaware law to exercise appraisal rights is included in the definitive proxy statement/prospectus under the section titled "The Merger—Dissenters' Appraisal Rights" and the text of Section 262 of the DGCL as in effect with respect to this transaction is included as Annex S-D to this supplement.

Litigation Relating to the Merger (Page S-68)

        Following announcement of the merger on April 26, 2010, DTG, its directors, Hertz and Merger Sub were named as defendants in multiple lawsuits brought by and on behalf of DTG stockholders in Oklahoma and Delaware state courts, and in federal district court in Oklahoma, challenging Hertz's proposed merger with DTG.

        Plaintiffs generally allege that the consideration that DTG's stockholders will receive in connection with the proposed merger is inadequate and that DTG's directors breached their fiduciary duties to stockholders in negotiating and approving the merger agreement. Generally, plaintiffs further allege that Hertz, Merger Sub and DTG aided and abetted the alleged breaches by DTG's directors. Plaintiffs also allege that Hertz's registration statement on Form S-4, containing a preliminary proxy statement/prospectus, in the form initially filed with the SEC on May 25, 2010, contained multiple material misleading statements and omissions in an attempt to secure DTG shareholder approval. On September 8, 2010, the Delaware Court of Chancery rejected a motion made by the plaintiff class in the Delaware state court action for a preliminary injunction that would have prevented DTG from holding a stockholder vote on the proposed merger. Hertz, Merger Sub and DTG believe that the claims stated in the DTG stockholder complaints against them (and, in DTG's case, its directors) are all without merit, and intend to continue to defend the actions vigorously.

        In addition, one of DTG's licensees has indicated its intent to file a suit against DTG in federal court, alleging a violation of Section 7 of the Clayton Antitrust Act and seeking a permanent injunction prohibiting the acquisition of DTG by any of Hertz, The Hertz Corporation, or Avis.

        See the discussion of these stockholder actions and other potential litigation in the section titled "Update to the Merger—Litigation Relating to the Merger."

DTG Special Meeting (Page S-36)

        DTG plans to hold its special meeting of stockholders on September 30, 2010, at 10:00 a.m., local time, at 10 South Dearborn Street, Plaza Level Auditorium, Chicago, Illinois 60603. At the special meeting, DTG stockholders will be asked to adopt the amended merger agreement providing for the merger of Merger Sub, a wholly owned subsidiary of Hertz, with and into DTG, with DTG continuing as the surviving entity and a wholly owned subsidiary of Hertz. In addition, DTG stockholders will be asked to vote upon a proposal to approve adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are insufficient votes at the time of the special meeting to adopt the amended merger agreement.

Risk Factors (Page S-15)

        In evaluating the merger and the amended merger agreement, you should read carefully the definitive proxy statement/prospectus previously provided to you and this supplement and especially consider the factors discussed in the section titled "Risk Factors" beginning on page 28 of the definitive proxy statement/prospectus and the section titled "Update to Risk Factors" beginning on page S-15 of this supplement.

UPDATE TO SUMMARY SELECTED FINANCIAL INFORMATION

Updated Summary Selected Unaudited Pro Forma Combined Financial Information of Hertz and DTG

        For illustrative purposes only, presented below is summary selected unaudited pro forma combined financial information that is intended to provide you with a better picture of what the financial results might have looked like had Hertz and DTG already been combined. The unaudited pro forma combined balance sheet information combines information from the historical consolidated balance sheets of Hertz and of DTG as of June 30, 2010, giving effect to the merger as if it occurred on June 30, 2010. The unaudited pro forma combined statements of operations information combines information from the historical consolidated statements of operations of Hertz and of DTG for the year ended December 31, 2009, and the six months ended June 30, 2010, giving effect to the merger as if it occurred on January 1, 2009. The summary selected unaudited pro forma combined financial information has been prepared using the acquisition method of accounting under GAAP, which are subject to change and interpretation. Hertz has been treated as the acquirer in the merger for accounting purposes.

        The summary selected unaudited pro forma combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the summary selected unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company. The following information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included in this supplement. See "Update to Unaudited Pro Forma Condensed Combined Financial Information of Hertz and DTG."

  Unaudited Pro Forma Combined Statements of Operations Information

(in thousands of dollars):

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Revenues:
Car rental	$3,692,116	$7,345,823
Equipment rental	502,677	1,110,243
Other	90,238	191,690

Total revenues	4,285,031	8,647,756

Expenses:
Direct operating	2,461,259	4,852,632
Depreciation of revenue earning equipment	1,038,221	2,357,450
Selling, general and administrative	414,291	821,605
Interest expense	419,476	802,038
Interest and other income, net	(9,562)	(70,657)
Impairment charges	239	2,592

Total expenses	4,323,924	8,765,660

Loss before income taxes	(38,893)	(117,904)
(Provision) benefit for taxes on income	(53,892)	34,562

Net loss	(92,785)	(83,342)
Less: Net income attributable to noncontrolling interest	(8,251)	(14,679)

Net loss attributable to Hertz/DTG common stockholders	$(101,036)	$(98,021)

  Unaudited Pro Forma Combined Balance Sheet Information

(in thousands of dollars):

June 30, 2010
Assets
Cash and cash equivalents	$303,621
Restricted cash	856,953
Receivables, less allowance for doubtful accounts	1,515,585
Inventories, at lower of cost or market	88,805
Prepaid expenses and other assets	371,187
Revenue earning equipment, net
Cars	10,487,980
Other equipment	1,649,095

Total revenue earning equipment	12,137,075
Property and equipment, net	1,275,826
Other intangible assets, net	3,113,709
Goodwill	1,024,252

Total Assets	$20,687,013

Liabilities and Equity
Accounts payable	$1,519,252
Accrued liabilities	1,100,529
Accrued taxes	166,257
Debt	13,563,932
Public liability and property damage	373,999
Deferred taxes on income	1,810,712

Total Liabilities	18,534,681

Common Stock	4,303
Preferred Stock	—
Additional paid-in capital	3,447,908
Accumulated deficit	(1,287,009)
Accumulated other comprehensive loss	(30,783)

Total Hertz/DTG equity	2,134,419
Noncontrolling interest	17,913

Total Equity	2,152,332

Total Liabilities and Equity	$20,687,013

UPDATE TO SELECTED UNAUDITED COMPARATIVE HISTORICAL
AND PRO FORMA PER SHARE INFORMATION

        The historical per share earnings, dividends, and book value of Hertz and DTG shown in the table below are derived from their respective audited consolidated financial statements for the year ended December 31, 2009 and their respective unaudited financial statements as of and for the six months ended June 30, 2010. The pro forma comparative basic and diluted earnings per share data give effect to the merger using the acquisition method of accounting as if the merger had been completed on January 1, 2009 for the year ended December 31, 2009 and for the six months ended June 30, 2010. The pro forma book value per share information was computed as if the merger had been completed on June 30, 2010. You should read this information in conjunction with the historical financial information of Hertz and of DTG included or incorporated elsewhere in this supplement, including Hertz's and DTG's financial statements and related notes. The per share pro forma information assumes that all shares of DTG common stock are converted into shares of Hertz common stock at the exchange ratio specified in the amended merger agreement. The equivalent pro forma per share information was derived by multiplying the combined company pro forma per share information by the exchange ratio of 0.6366.

	Six Months Ended June 30, 2010
	Hertz		DTG
	Historical	Combined Company Pro Forma	Historical	Equivalent Pro Forma
Basic earnings (loss) per share	$(0.43)	$(0.24)	$2.43	$(0.15)
Diluted earnings (loss) per share	(0.43)	(0.24)	2.31	(0.15)
Cash dividends declared per share	—	—	—	—
Book value per share at period end	4.60	4.96	16.31	3.16

	Year Ended December 31, 2009
	Hertz		DTG
	Historical	Combined Company Pro Forma	Historical	Equivalent Pro Forma
Basic earnings (loss) per share	$(0.34)	$(0.25)	$1.98	$(0.16)
Diluted earnings (loss) per share	(0.34)	(0.25)	1.88	(0.16)
Cash dividends declared per share	—	—	—	—
Book value per share at period end	5.07	N/A	13.80	N/A

UPDATE TO MARKET PRICE AND DIVIDEND INFORMATION

        Hertz common stock is listed on the NYSE and traded under the symbol "HTZ" and DTG common stock is listed on the NYSE and traded under the symbol "DTG". The following table shows the high and low reported closing sales prices per share of Hertz and DTG common stock for the periods indicated.

	Hertz			DTG
	High	Low	Dividend	High	Low	Dividend
Year Ended December 31, 2010
Third Quarter (through September 14, 2010)	$11.95	$8.44	—	$50.84	$41.06	—
Second Quarter	$14.75	$9.41	—	$51.55	$32.09	—
First Quarter	$12.18	$9.12	—	$34.60	$23.84	—
Year Ended December 31, 2009
Fourth Quarter	$12.55	$8.82	—	$27.23	$18.01	—
Third quarter	$11.99	$7.72	—	$25.84	$13.80	—
Second quarter	$9.55	$3.61	—	$14.14	$1.29	—
First quarter	$6.27	$1.97	—	$1.60	$0.62	—
Year Ended December 31, 2008
Fourth Quarter	$7.84	$1.55	—	$1.99	$0.77	—
Third Quarter	$10.57	$5.52	—	$6.59	$1.93	—
Second Quarter	$14.70	$9.53	—	$15.47	$9.45	—
First Quarter	$15.85	$9.90	—	$26.02	$11.58	—

        Past price performance is not necessarily indicative of likely future performance. Because market prices of Hertz and DTG common stock will fluctuate, you are urged to obtain current market prices for shares of Hertz and DTG common stock.

UPDATE TO RISK FACTORS

        In addition to the risks described in Part I, Item 1A in each of the Hertz 10-K and the DTG's Annual Report on Form 10-K for the year ended December 31, 2009, referred to as the DTG 10-K, and the risks described in Part II, Item 1A, in each of the Hertz's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, referred to as the Hertz 10-Q, and DTG's Quarterly Report on Form 10-Q for the period ended June 30, 2010, referred to as the DTG 10-Q, and the risks described in the section titled "Risk Factors" in the definitive proxy statement/prospectus previously provided to you, and the other information contained in or incorporated by reference into this supplement, including the matters addressed in the section titled "Cautionary Note Regarding Forward-Looking Statements," you should carefully consider the following risk factors in deciding how to vote.

Because the market value of the Hertz common stock that DTG stockholders will receive in the merger may fluctuate, DTG stockholders cannot be sure of the market value of the Hertz common stock to be issued upon completion of the merger.

        At the effective time and as a result of the merger, each outstanding share of DTG common stock will be converted into the right to receive the sum of (x) 0.6366 of a share of Hertz common stock and (y) a cash payment by Hertz equal to $43.60 less the special dividend per share amount (described below). In addition, record holders of DTG common stock immediately prior to the effective time of the merger will receive a dividend from DTG in an amount equal to the special dividend per share amount for each share of DTG common stock that they hold at such time. The special dividend per share amount will be equal to $200,000,000 divided by the sum of (1) the number of issued and outstanding shares of DTG common stock immediately prior to the effective time of the merger, (2) the number of shares of DTG common stock that would be delivered to the holders of performance units outstanding immediately prior to the effective time of the merger if performance was achieved at the target level and (3) the number of shares of DTG common stock to which the restricted stock units outstanding as of immediately prior to the effective time pertain. Based on the number of shares of DTG common stock issued and outstanding on September 10, 2010, the special dividend per share amount would have been equal to approximately $6.87 had the effective time occurred on that date.

        Because the amended merger agreement does not provide for a price-based termination right or other similar protection, such as a "collar" with respect to Hertz's stock price, the number of shares of Hertz common stock that DTG stockholders will be entitled to receive will not be adjusted in the event of any increase or decrease in the share price of either Hertz common stock or DTG common stock. The market value of the shares of Hertz common stock that DTG stockholders will be entitled to receive when the merger is completed will depend on the market value of shares of Hertz common stock at that time and could vary significantly from the market value of shares of Hertz common stock on the date the merger agreement was executed, the date the amended merger agreement was executed, the date of this supplement or the date of the special meeting.

        Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Hertz's and DTG's businesses, operations and prospects, regulatory considerations and market reaction to the merger and related developments. Many of these factors are beyond either party's control. As a result, the value represented by the merger consideration also will vary. For example, based on the range of closing prices of Hertz common stock during the period from April 23, 2010, the last trading day before public announcement of the execution of the merger agreement, through September 10, 2010 (the date of the execution of the amendment increasing the cash portion of the merger consideration by $10.80 per share of DTG common stock), the merger consideration under the merger agreement, together with the special dividend per share amount, represented a value ranging from a high of approximately $42.19 to a low of approximately $38.22 for each share of DTG common stock. Because the merger is not expected to be consummated until the fourth quarter of 2010 and could be further delayed, at the time of the special meeting you will not know the market value of Hertz common stock that DTG stockholders will receive upon completion of the merger, and the market value of Hertz common stock may continue to fluctuate following the merger. Hertz and DTG recommend that you obtain current market quotations for Hertz common stock and DTG common stock before voting at the special meeting. See the section titled "Update to Market Price and Dividend Information."

Hertz and DTG may be unable to obtain in the anticipated timeframe, or at all, the regulatory approvals required to complete the merger or, in order to do so, Hertz and DTG may be required to comply with material restrictions or conditions that may negatively affect the combined company after the merger is completed or cause them to abandon the merger.

        Completion of the merger is conditioned upon the receipt of certain governmental approvals, including the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act.

        Although Hertz and DTG have agreed in the merger agreement to use their reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained, and these approvals may be obtained later than anticipated. In addition, the governmental authorities from which these approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger. Under the terms of the merger agreement, consistent with the companies' exercise of reasonable best efforts to obtain the necessary regulatory approvals, Hertz is required, if necessary to receive such regulatory approvals under the HSR Act, to license, franchise, divest, or hold separate (1) its Advantage business and (2) in addition to the Advantage business, other assets of Hertz or DTG that produced aggregate revenues not in excess of $175 million for Hertz, DTG and their respective subsidiaries during the 2009 calendar year. Hertz has announced that it will take steps to dispose of the Advantage business in order to expedite the receipt of FTC clearance; there is no guarantee, however, that such steps will be successful or will expedite receipt of FTC clearance. If Hertz becomes subject to any material conditions in order to obtain any approvals required to complete the merger, the business and results of operations of the combined company could be adversely affected.

        Hertz and DTG have received a request for additional information and documentary materials from the FTC, which will require Hertz and DTG to provide additional documents and information relevant to the FTC's antitrust analysis of the acquisition of DTG by Hertz. As a result, DTG stockholders will likely not know the outcome of the antitrust review and what divestitures will be required to obtain antitrust approval, when voting at the special meeting.

Multiple lawsuits have been filed or threatened against DTG, the members of the DTG board of directors, Hertz, and Merger Sub challenging the merger, and an adverse judgment in a lawsuit may prevent the merger from being completed within the expected timeframe or at all.

        DTG, the members of the DTG board of directors, Hertz and Merger Sub are named as defendants in purported class action lawsuits brought by DTG stockholders challenging the proposed merger, seeking, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms and to enjoin DTG from holding a shareholder vote on the proposed merger. In addition, one of DTG's licensees has indicated its intent to file a suit against DTG in federal court, alleging a violation of Section 7 of the Clayton Antitrust Act and seeking a permanent injunction prohibiting the acquisition of DTG by any of Hertz, The Hertz Corporation, or Avis. See the section titled "The Merger—Litigation Relating to the Merger" in the definitive proxy statement/prospectus and the section titled "Update to the Merger—Litigation Relating to the Merger" in this supplement for more information about the lawsuits related to the merger that have been filed or threatened.

        One of the conditions to the closing of the merger is that no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect restraining, enjoining, prohibiting or otherwise making illegal the consummation of the merger. As such, if one of the plaintiffs is successful in obtaining an injunction prohibiting Hertz or DTG from consummating the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed within the expected timeframe, or at all.

The updated fairness opinions obtained by DTG from its financial advisors will not reflect subsequent changes.

        In connection with the proposed merger, each of J.P. Morgan and Goldman Sachs, together referred to as DTG's financial advisors, have delivered to the DTG board of directors their respective updated opinions dated as of September 10, 2010. The updated opinions of DTG's financial advisors stated that, as of such date of their respective updated opinions and based upon and subject to the factors and assumptions set forth in such respective updated opinions, the total amount of cash and stock consideration to be received pursuant to the amended merger agreement, consisting of the merger consideration and the special dividend per share amount, was fair, from a financial point of view, with respect to J.P. Morgan's updated opinion, to the holders (other than Hertz's affiliates) of the outstanding shares of DTG common stock, and with respect to Goldman Sachs' updated opinion, to the holders (other than Hertz and its affiliates) of the outstanding shares of DTG common stock. The updated opinions do not reflect changes that may occur or may have occurred after the date of the updated opinions, including changes to the operations and prospects of Hertz or DTG, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinions are based, may materially alter or affect the relative values of Hertz or DTG.

UPDATE TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
OF HERTZ AND DTG

        The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2009 and for the six months ended June 30, 2010 combine the historical consolidated statements of operations of Hertz and DTG, giving effect to the merger as if it had occurred on January 1, 2009. The unaudited pro forma condensed combined balance sheet as of June 30, 2010 combines the historical consolidated balance sheets of Hertz and DTG, giving effect to the merger as if it had occurred on June 30, 2010. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the:

  •
  separate historical financial statements of Hertz as of and for the year ended December 31, 2009 and the related notes included in Hertz's Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this proxy statement/prospectus;

  •
  separate historical financial statements of DTG as of and for the year ended December 31, 2009 and the related notes included in DTG's Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this proxy statement/prospectus;

  •
  separate unaudited historical financial statements of Hertz as of and for the six months ended June 30, 2010 and the related notes included in Hertz's Quarterly Report on Form 10-Q for the period ended June 30, 2010, which is incorporated by reference into this proxy statement/prospectus; and

  •
  separate unaudited historical financial statements of DTG as of and for the six months ended June 30, 2010 and the related notes included in DTG's Quarterly Report on Form 10-Q for the period ended June 30, 2010, which is incorporated by reference into this proxy statement/prospectus.

        The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. There were no material transactions between Hertz and DTG during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated. In order to secure the regulatory approval necessary to complete the merger, Hertz will take steps to divest its Advantage business. The unaudited pro forma condensed combined financial information does not reflect this anticipated divestiture, as Hertz does not believe that it would have a material impact on the unaudited pro forma condensed combined financial information as presented.

        The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under GAAP, which are subject to change and interpretation. Hertz has been treated as the acquirer in the merger for accounting purposes. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed combined financial information. In the opinion of Hertz's management, all adjustments considered necessary for a fair presentation have been included.

        The acquisition accounting is dependent upon certain valuations and other studies that have not yet begun or are not yet completed, and will not be completed until after the closing of the merger. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are necessarily based upon preliminary information available at the time of the preparation of this proxy statement/prospectus. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company's future results of operations and financial position.

        The unaudited pro forma condensed combined financial information does not reflect any cost savings or other synergies that the combined company may achieve as a result of the merger or the costs to integrate the operations of Hertz and DTG or the costs necessary to achieve these cost savings and other synergies.

 Unaudited Pro Forma Condensed Combined

Statement of Operations

For the Year Ended December 31, 2009

	Hertz	DTG	Pro Forma Adjustments (Note 5)		Pro Forma Combined
	(in thousands of dollars, except per share data)
Revenues:
Car rental	$5,872,905	$1,472,918	$—		$7,345,823
Equipment rental	1,110,243	—	—		1,110,243
Other	118,359	73,331	—		191,690

Total revenues	7,101,507	1,546,249	—		8,647,756

Expenses:
Direct operating	4,084,176	768,456	—		4,852,632
Depreciation of revenue earning equipment	1,931,358	426,092	—		2,357,450
Selling, general and administrative	641,148	200,389	(19,932	)(a)(c)(d)	821,605
Interest expense	680,273	102,778	18,987	(b)	802,038
Interest and other income, net	(64,439)	(6,218)	—		(70,657)
Impairment charges	—	2,592	—		2,592

Total expenses	7,272,516	1,494,089	(945)		8,765,660

Increase in fair value of derivatives	—	(28,848)	28,848	(d)	—
Income (loss) before income taxes	(171,009)	81,008	(27,903)		(117,904)
(Provision) benefit for taxes on income	59,666	(35,986)	10,882	(e)	34,562

Net income (loss)	(111,343)	45,022	(17,021)		(83,342)
Less: Net income attributable to noncontrolling interest	(14,679)	—	—		(14,679)

Net income (loss) attributable to Hertz/DTG common stockholders	$(126,022)	$45,022	$(17,021)		$(98,021)

Weighted average shares outstanding (in thousands)
Basic	371,456	22,687	(4,428	)(f)	389,715
Diluted	371,456	23,967	(5,708	)(f)	389,715
Earnings (loss) per share attributable to Hertz/DTG common stockholders:
Basic	$(0.34)	$1.98			$(0.25)
Diluted	$(0.34)	$1.88			$(0.25)

Unaudited Pro Forma Condensed Combined

Statement of Operations

For the Six Months Ended June 30, 2010

	Hertz	DTG	Pro Forma Adjustments (Note 5)		Pro Forma Combined
	(in thousands of dollars, except per share data)
Revenues:
Car rental	$2,979,554	$712,562	$—		$3,692,116
Equipment rental	502,677	—	—		502,677
Other	58,243	31,995	—		90,238

Total revenues	3,540,474	744,557	—		4,285,031

Expenses:
Direct operating	2,088,036	373,223	—		2,461,259
Depreciation of revenue earning equipment	915,893	122,328	—		1,038,221
Selling, general and administrative	339,728	103,482	(28,919	)(a)(c)(d)	414,291
Interest expense	369,971	43,550	5,955	(b)	419,476
Interest and other income, net	(9,069)	(493)	—		(9,562)
Impairment charges	—	239	—		239

Total expenses	3,704,559	642,329	(22,964)		4,323,924

Increase in fair value of derivatives	—	(14,874)	14,874	(d)	—
Income (loss) before income taxes	(164,085)	117,102	8,090		(38,893)
(Provision) benefit for taxes on income	(3,190)	(47,547)	(3,155	)(e)	(53,892)

Net income (loss)	(167,275)	69,555	4,935		(92,785)
Less: Net income attributable to noncontrolling interest	(8,251)	—	—		(8,251)

Net income (loss) attributable to Hertz/DTG common stockholders	$(175,526)	$69,555	$4,935		$(101,036)

Weighted average shares outstanding (in thousands)
Basic	411,290	28,566	(10,307	)(f)	429,549
Diluted	411,290	30,139	(11,880	)(f)	429,549
Earnings (loss) per share attributable to Hertz/DTG common stockholders:
Basic	$(0.43)	$2.43			$(0.24)
Diluted	$(0.43)	$2.31			$(0.24)

 Unaudited Pro Forma Condensed Combined

Balance Sheet

As of June 30, 2010

	Hertz	DTG	Pro Forma Adjustments (Note 5)		Pro Forma Combined
	(in thousands of dollars)
Assets
Cash and cash equivalents	$896,848	$269,876	$(863,103	)(g)	$303,621
Cash and cash equivalents—required minimum balance	—	100,000	(100,000	)(g)	—
Restricted cash	743,435	113,518	—		856,953
Receivables, less allowance for doubtful accounts	1,400,306	115,279	—		1,515,585
Inventories, at lower of cost or market	88,805	—	—		88,805
Prepaid expenses and other assets	304,296	74,087	(7,196	)(h)	371,187
Revenue earning equipment, net
Cars	8,762,115	1,725,865	—		10,487,980
Other equipment	1,649,095	—	—		1,649,095

Total revenue earning equipment, net	10,411,210	1,725,865	—		12,137,075
Property and equipment, net	1,156,668	93,713	25,445	(d)	1,275,826
Other intangible assets, net	2,563,709	25,445	524,555	(d)(i)	3,113,709
Goodwill	290,550	—	733,702	(j)	1,024,252

Total Assets	$17,855,827	$2,517,783	$313,403		$20,687,013

Liabilities and Equity
Accounts payable	$1,467,148	$52,104	$—		$1,519,252
Accrued liabilities	915,817	191,200	(6,488	)(k)	1,100,529
Accrued taxes	158,114	12,459	(4,316	)(e)	166,257
Debt	11,693,823	1,548,934	321,175	(l)	13,563,932
Public liability and property damage	261,142	112,857	—		373,999
Deferred taxes on income	1,446,099	132,373	232,240	(m)	1,810,712

Total Liabilities	15,942,143	2,049,927	542,611		18,534,681

Common Stock	4,120	350	(167	)(n)	4,303
Preferred Stock	—	—	—		—
Additional paid-in capital	3,160,278	937,093	(649,463	)(o)	3,447,908
Accumulated deficit	(1,237,844)	(223,630)	174,465	(p)	(1,287,009)
Accumulated other comprehensive loss	(30,783)	(18,061)	18,061	(q)	(30,783)
Treasury stock	—	(227,896)	227,896	(r)	—

Total Hertz/DTG equity	1,895,771	467,856	(229,208)		2,134,419
Noncontrolling interest	17,913	—	—		17,913

Total Equity	1,913,684	467,856	(229,208)		2,152,332

Total Liabilities and Equity	$17,855,827	$2,517,783	$313,403		$20,687,013

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

1. Description of Transaction

        On April 25, 2010, Hertz and DTG entered into a merger agreement, as amended on September 10, 2010 pursuant to which, subject to the terms and conditions set forth in the amended merger agreement, DTG will become a wholly owned subsidiary of Hertz. Under the terms of the amended merger agreement, each issued and outstanding share of DTG common stock will be converted into the right to receive a combination of 0.6366 shares of Hertz common stock and $43.60 in cash (less the special dividend per share amount). In addition, record holders of DTG common stock immediately prior to the effective time of the merger will receive a dividend from DTG in an amount equal to the special dividend per share amount for each share of DTG common stock they hold at such time. Based on the closing price of Hertz stock on September 10, 2010, the date used for preparation of these unaudited pro forma condensed combined financial statements, the consideration to be transferred by Hertz and DTG to DTG stockholders is valued at $50 per share, or approximately $1.4 billion in the aggregate. The merger is subject to DTG stockholder approval, governmental and regulatory approvals, and other usual and customary closing conditions. The merger is expected to be completed in the fourth quarter of 2010.

        At the effective time of the merger, each outstanding option to purchase shares of DTG common stock under DTG's employee stock plans will be converted into an option to purchase shares of Hertz common stock, on the same terms and conditions as applicable to the options to purchase DTG common stock, except that the number of shares of Hertz common stock and the exercise price per share will be adjusted based on the merger consideration, the special dividend per share amount and the closing price per share of Hertz common stock on the date of the merger (or if that date is not a trading day, the trading day immediately preceding the closing date).

        At the effective time of the merger, all outstanding awards of restricted stock units and performance units will vest and be converted into a right to receive a lump sum cash payment equal to the product of (1) the number of shares of DTG common stock subject to such award (in the case of performance awards as if performance was achieved at the target level) and (2) the sum of (A) $43.60 and (B) the value of the stock portion of the merger consideration, valued at the closing price per share of Hertz common stock on the date of the merger (or if that date is not a trading day, the trading day immediately preceding the closing date).

        In order to secure the regulatory approval necessary to complete the merger, Hertz will take steps to divest its Advantage business. The unaudited pro forma condensed combined financial information does not reflect this anticipated divestiture, as Hertz does not believe that it would have a material impact on the unaudited pro forma condensed combined financial information as presented.

2. Basis of Presentation

        The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board's Accounting Standards Codification (ASC) 805, Business Combinations, and uses the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. Certain reclassifications have been made to the historical financial statements of DTG to conform with Hertz's presentation, primarily related to the presentation of interest income, which DTG shows net with interest expense. Upon consummation of the merger, further review of DTG's accounting policies may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of Hertz as the combined company following the merger. At this time, Hertz is not aware of any differences that would have a material impact on the financial statements of Hertz as the combined company following the merger.

2. Basis of Presentation (Continued)

        ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the merger date. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the merger at the then-current market price; this particular requirement will likely result in a per share equity component that is different from the amount assumed in this unaudited pro forma condensed combined financial information.

        ASC 820 defines the term "fair value" and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Hertz may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Hertz's intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

        Under ASC 805 acquisition-related transaction costs (e.g., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges impacting the target company are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total advisory, legal, regulatory and valuation costs expected to be incurred by Hertz and DTG are estimated to be approximately $40 million and $28 million, respectively, of which Hertz estimates $1 million and $11 million have been paid in the year ended December 31, 2009 and the six months ended June 30, 2010, respectively, and of which DTG estimates $7 million has been paid in the six months ended June 30, 2010, and have been removed from the unaudited pro forma condensed combined statements of operations as they reflect non-recurring charges directly related to the merger. The remaining $28 million and $21 million of anticipated costs for Hertz and DTG, respectively, are reflected in the unaudited pro forma condensed combined balance sheet as a reduction to cash and retained earnings.

3. Estimate of Consideration Expected to be Transferred

        The following is a preliminary estimate of consideration expected to be transferred to effect the merger of DTG:

	(In thousands, except per share amounts)
DTG common stock shares outstanding at June 30, 2010	28,682
Cash per share	$36.72	(a)

Cash consideration for outstanding shares	1,053,265
Value of DTG performance unit share awards and restricted stock units to be settled in cash	18,668	(b)

Total cash consideration	1,071,933
DTG common stock shares outstanding at June 30, 2010	28,682
Common stock exchange ratio per share	0.6366

Equivalent Hertz shares	18,259
Hertz common stock share price on September 10, 2010	$10.05	(c)

Common stock equity consideration	183,503
Fair value of share-based compensation awards	104,310	(d)

Total estimated consideration transferred	$1,359,746

(a)
Represents the cash consideration of $43.60 less the special cash dividend per share amount (currently estimated, for purposes of these pro forma financial statements, to be $6.88 per share based on the number of shares of DTG common stock outstanding on June 30, 2010. However, such amount would decrease to $6.87 if calculated using the number of shares of DTG common stock outstanding on September 10, 2010, which would result in the cash per share amount to increase from $36.72 to $36.73).

(b)
Represents the cash consideration to be paid to holders of DTG performance units and restricted stock units for service prior to the merger. At the date the merger is completed, the holders of each performance unit and each restricted stock unit shall be entitled to receive a lump sum cash payment equal to the product of (1) the number of shares of DTG common stock subject to such award (in the case of performance units, as if performance was achieved at the target level) and (2) the sum of (A) $43.60 and (B) the value of the stock portion of the merger consideration, valued at the closing price per share of Hertz common stock on the date of the merger (or if that date is not a trading day, the trading day immediately preceding the closing date). ASC 805 requires that cash payments made to settle vested awards attributable to precombination service be included in the consideration transferred. Additionally, approximately $1.3 million in payments associated with performance units and restricted stock units associated with post-combination services will be expensed post-merger. This amount will differ from the actual amount recorded as the portion of this amount associated with performance units is based on vesting through June 30, 2010.

(c)
In accordance with ASC 805, Hertz's actual stock price at the date the merger is completed will be used to determine the value of stock and stock options to be issued as consideration in connection with the merger and thus to calculate the actual purchase price. In calculating the estimated purchase price, Hertz's stock price as of September 10, 2010 was used as a proxy for the actual Hertz stock price as of the date the merger is completed. Changes in Hertz's stock price between September 10, 2010 and the date the merger is completed may result in a material difference from the stock price used to calculate the estimated purchase price for the purposes of the unaudited pro

3. Estimate of Consideration Expected to be Transferred (Continued)

  forma condensed combined financial information. If Hertz's stock price as of the date the merger is completed increases or decreases by 40% from the price assumed in the unaudited pro forma condensed combined financial information, the consideration transferred would increase or decrease by approximately $74 million, which would be reflected as an increase or decrease to goodwill. Hertz believes that an increase or decrease by as much as 40% in the Hertz common stock price on the consummation of the merger from the common stock price assumed in the unaudited pro forma condensed combined financial information is reasonably possible based upon fluctuations in Hertz's common stock price since the announcement date of the proposed merger.

(d)
Each DTG stock option will be converted into an adjusted Hertz stock option to acquire a number of shares of Hertz common stock, determined by multiplying the number of shares of DTG common stock subject to the DTG stock option by an exchange ratio (the "Incentive Award Exchange Ratio") equal to the sum of the Exchange Ratio (0.6366 of Hertz shares for which each DTG share will be exchanged) and the quotient of $43.60 (the sum of the cash consideration and the special dividend per share amount) divided by the closing price per share of Hertz common stock on the closing date of the merger (or if not a trading day, the last trading day before the merger). The exercise price per share of Hertz common stock subject to the adjusted Hertz stock option will be equal to the per share exercise price of such DTG stock option divided by the Incentive Award Exchange Ratio. In accordance with ASC 805, the fair value of outstanding DTG stock options, which will immediately vest at the effective time of the merger, has been attributed to precombination service and included in the consideration transferred.

4. Estimate of Assets to be Acquired and Liabilities to be Assumed

        The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Hertz in the merger:

(In thousands)
Book value of net assets acquired at June 30, 2010(a)	$265,717
Adjustments to:
Revenue earning equipment(b)	—
Property and equipment(b)	—
Identifiable intangible assets(c)	550,000
Debt(d)	40,700
Contingencies(e)	—
Taxes(f)	(230,373)
Goodwill(g)	733,702

Estimate of consideration expected to be transferred	$1,359,746

4. Estimate of Assets to be Acquired and Liabilities to be Assumed (Continued)

(a)
The following reconciles the net assets of DTG, as disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2010, to the amount estimated to be acquired at closing:

(In thousands)
Net assets of DTG, as disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2010	$467,856
Special Dividend to be paid in accordance with the amended merger agreement, prior to closing(i)	(200,000)
Retention payments paid, net of income tax benefit of $850 by DTG prior to closing	(1,330)
Elimination of unamortized deferred financing fees associated with DTG's extinguishment of non-vehicle debt prior to closing, net of income tax benefit of $1,599	(2,501)
Elimination of deferred compensation associated with restricted stock units(ii)	1,692

$265,717

(i)
No adjustment has been made to the pro forma financial statements to reflect any decrease in interest income that may result in relation to the payment of the special dividend.

(ii)
At June 30, 2010, DTG had accrued for deferred compensation in relation to vested, but deferred, restricted stock units for non-employee directors. In accordance with the amended merger agreement, these restricted stock units will be converted into a right to receive a lump sum cash payment (as described in Note 1).
(b)
As of the effective time of the merger, revenue earning equipment and property and equipment (including software) are required to be measured at fair value, unless those assets are classified as held-for-sale on the merger date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. Hertz does not have sufficient information at this time as to the specific nature, age, condition or location of these assets, and Hertz does not know the appropriate valuation premise, in-use or in-exchange, as the valuation premise requires a certain level of knowledge about the assets being evaluated as well as a profile of the associated market participants. Accordingly, for purposes of these unaudited pro forma condensed combined financial statements, Hertz believes that the current DTG book values for revenue earning equipment and property and equipment (including software) of $1,726 million and $119 million, respectively, represent the best estimates of fair value. These estimates of fair value are preliminary and subject to change and could vary materially from the actual adjustment. For each 1% change in fair value to revenue earning equipment and property and equipment, assuming weighted-average useful lives of 1.5 years and 7.5 years, respectively, depreciation expense would change by approximately $11.5 million and $0.2 million, respectively.

(c)
As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved. The

4. Estimate of Assets to be Acquired and Liabilities to be Assumed (Continued)

  consideration of synergies has been excluded because they are not considered to be factually supportable, which is a required condition for these pro forma adjustments.

  The fair value of identifiable intangible assets is determined primarily using the "income method," which starts with a forecast of all the expected future net cash flows. Under applicable antitrust laws and regulations, there are significant limitations regarding what Hertz can learn about the specifics of the DTG intangible assets prior to the closing and any such process will take several months to complete.

  At this time, Hertz does not have sufficient information as to the amount, timing and risk of cash flows of all of these intangible assets. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses, and working capital/contributory asset charges); the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, as well as other factors. However, for purposes of this unaudited pro forma condensed combined financial information and using available information, such as historical product revenues, DTG's cost structure, and certain other high-level assumptions, the fair value of the identifiable intangible assets and their weighted-average useful lives have been estimated as follows:

	Estimated Fair Value (In thousands)	Estimated Useful Life
Trade names	$445,000	Indefinite
Customer relationships	105,000	10 years

Total	$550,000

  These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial information. Once Hertz has full access to the specifics of the DTG intangible assets, additional insight will be gained that could impact the estimated total value assigned to intangible assets and/or the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to Hertz only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the merger. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the DTG intangible assets and/or to the estimated weighted-average useful lives from what Hertz has assumed in this unaudited pro forma condensed combined financial information. The combined effect of any such changes could then also result in a significant increase or decrease to Hertz's estimate of associated amortization expense.

(d)
As of the effective time of the merger, debt is required to be measured at fair value. Hertz has calculated the adjustment based on information obtained from DTG's Quarterly Report on Form 10-Q for the period ended June 30, 2010 on the fair value of DTG debt and believes the pro forma adjustment amount to be reasonable. For each $10 million decrease/(increase) in the fair value of the DTG debt, interest expense would increase/(decrease) by approximately $6.1 million.

(e)
As of the effective time of the merger, except as specifically excluded, contingencies are required to be measured at fair value, if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be

4. Estimate of Assets to be Acquired and Liabilities to be Assumed (Continued)

  determined, the asset or liability would be recognized at the acquisition date if both of the following criteria were met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date; and (ii) the amount of the asset or liability can be reasonably estimated. These criteria are to be applied using the guidance in ASC 450, Contingencies. As disclosed in DTG's 2009 Annual Report on Form 10-K for the year ended December 31, 2009, and DTG's Quarterly Report on Form 10-Q for the period ended June 30, 2010, which are incorporated by reference into this proxy statement/prospectus, DTG is involved in various legal actions, claims and governmental inquiries and proceedings, which are pending or may be instituted or asserted in the future against them. However, Hertz does not have sufficient information at this time to evaluate if the fair value of these contingencies can be determined and, if determinable, to value them under a fair value standard. A fair valuation effort would require intimate knowledge of complex legal matters and associated defense strategies, which cannot occur prior to the merger consummation date. As required, DTG currently accounts for these contingencies under ASC 450. If fair value cannot be determined for DTG's contingencies, the combined company would continue to account for the DTG contingencies using ASC 450. Since DTG's current accounting approach is subject to external audit and as DTG management, unlike Hertz management, has full and complete access to relevant information about these contingencies, Hertz believes that it has no basis for modifying DTG's current application of these standards. Accordingly, for the purpose of this unaudited pro forma condensed combined financial information, Hertz has not adjusted the DTG book values. This approach is preliminary and subject to change.

(f)
As of the effective time of the merger, Hertz will provide deferred taxes as part of the accounting for the merger, primarily related to the estimated fair value adjustments for acquired intangibles and assumed debt. The pro forma adjustment to record the effect of deferred taxes was computed as follows:

(In thousands)
Estimated fair value of identifiable intangible assets to be acquired	$550,000
Estimated fair value adjustment of debt to be assumed	40,700

Total estimated fair value adjustments	$590,700

Deferred taxes associated with the estimated fair value adjustments at 39%	$230,373

(g)
Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized.

5. Pro Forma Adjustments

        Adjustments included in the column under the heading "Pro Forma Adjustments" represent the following:

          (a)   To adjust amortization expense for the estimated amortization expense of customer relationship intangible assets acquired, with an estimated fair value of $105 million and an estimated useful life of ten years.

5. Pro Forma Adjustments (Continued)

          (b)   To adjust interest expense as follows:

	Year Ended December 31, 2009	Six Months Ended June 30, 2010
	(In thousands)
Amortization of the fair value adjustment to debt	$24,840	$7,320
Elimination of interest expense due to the extinguishment of DTG's existing non-vehicle debt(i)	(9,405)	(4,111)
Elimination of amortization of deferred financing costs associated with extinguished debt	(3,392)	(726)
Interest expense on additional borrowings under Hertz's Senior ABL facility used to partially finance the merger(ii)	6,944	3,472

Total	$18,987	$5,955

(i)
Includes the elimination of letter of credit and commitment fees relating to DTG's revolving credit facility.

(ii)
Represents interest expense at an assumed current rate of 1.85% (June 30, 2010 LIBOR plus 150 basis points) net of assumed savings of 50 basis points on the drawn amount, as historical information includes a facility fee equal to 50 basis points on any available and undrawn amount. A change of one-eighth of 1% (12.5 basis points) in the interest rate associated with this variable rate borrowing would result in additional annual interest expense (if the interest rate increases) or a reduction to annual interest expense (if the interest rate decreases) of approximately $0.7 million.

          (c)   To eliminate advisory, legal, regulatory and retention costs that are directly attributable to the pending merger but that are not expected to have a continuing impact on the combined entity's results, as follows:

	Year Ended December 31, 2009	Six Months Ended June 30, 2010
	(In thousands)
Eliminate Hertz's advisory, legal and regulatory costs assumed to be non-recurring	$1,584	$10,774
Eliminate DTG's acquisition-related transaction and retention costs assumed to be non-recurring	—	8,521

Total	$1,584	$19,295

          (d)   Certain adjustments have been made to the historical financial statements of DTG to conform to Hertz's presentation. For the pro forma condensed combined statements of operations, the increase in the fair value of derivatives, which DTG presents as a separate line item, has been

5. Pro Forma Adjustments (Continued)

  reclassified to the "Selling, general and administrative" line item. For the pro forma condensed combined balance sheet, "Other intangible assets, net," presented by DTG represents capitalized software, and in order to conform to Hertz's presentation, $25,445,000 has been reclassified from "Other intangible assets, net" to "Property and equipment, net."

          (e)   To record the impact on accrued income taxes in relation to pre-closing retention program and deferred compensation payments and the write-off of deferred financing costs.

          Hertz has generally assumed a 39% tax rate when estimating the tax impacts of the merger, representing the statutory tax rate for Hertz. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, cash needs and the geographical location of businesses.

          (f)    The unaudited pro forma condensed combined basic and diluted income (loss) per share calculations are based on the combined basic and diluted weighted average shares outstanding. The historical basic and diluted weighted average shares of DTG outstanding are assumed to be replaced by the shares expected to be issued by Hertz in connection with the merger. No dilution from common stock equivalents is reflected in these unaudited pro forma condensed combined financial statements, as such impact would be antidilutive.

          (g)   To adjust cash and cash equivalents, as follows:

(In thousands)
Extinguishment of DTG's non-vehicle debt prior to closing	$(153,125)
Special Cash Dividend paid to DTG shareholders prior to closing (see Note 4(a))	(200,000)
Cash portion of merger consideration (see Note 3)	(1,071,933)
Retention payments paid by DTG prior to closing(i) (see Note 4(a))	(3,880)
Estimate of future merger-related transaction costs	(49,165)
Additional borrowings under Hertz's Senior ABL facility	515,000
Reclassification of DTG's cash and cash equivalents—required minimum balance(ii)	100,000

Total	$(863,103)

(i)
DTG has established a retention program with a pool of approximately $7,760,000 for DTG employees who are not executive officers, as to which DTG and Hertz have agreed that 50% of the approximately $7,760,000 charge is payable upon completion of the merger and 50% is payable upon completion of a six-month requisite service period following the merger. As such, Hertz will incur charges following the merger of approximately $3,880,000 in relation to the retention program.

(ii)
DTG's cash and cash equivalents—required minimum balance designation is no longer necessary upon extinguishment of DTG's non-vehicle debt prior to closing.

5. Pro Forma Adjustments (Continued)

          (h)   To adjust prepaid expenses and other assets, as follows:

(In thousands)
Eliminate unamortized deferred financing fees associated with DTG's extinguished non-vehicle debt	$(4,100)
Eliminate Rabbi trust plan (prefunding) associated with deferred compensation	(3,096)

Total	$(7,196)

          (i)    To record intangible assets acquired at an estimate of fair value of $550,000,000 (see Note 4(c)), and to reclassify DTG software of $25,445,000 into "Property and equipment" in order to conform with Hertz's presentation.

          (j)    To record an estimate of acquisition date goodwill (see Note 4(g)).

          (k)   To reflect the settlement of retention and deferred compensation expense in accordance with the amended merger agreement.

          (l)    To eliminate DTG's non-vehicle debt, adjust DTG's remaining debt to an estimate of fair value, and incur additional borrowings under Hertz's Senior ABL facility as follows:

(In thousands)
Eliminate DTG non-vehicle debt	$(153,125)
Estimated fair value decrease to remaining debt assumed	(40,700)
Additional borrowings under Hertz's Senior ABL facility	515,000

Total	$321,175

          (m)  To adjust deferred taxes on income associated with the estimated fair value adjustments of assets to be acquired and liabilities to be assumed, at 39% (see Note 4(f)), and to reverse deferred taxes of $1,867,000 associated with deferred compensation to be paid by DTG prior to closing.

          (n)   To record the stock portion of the merger consideration, at par, and to eliminate DTG's common stock, at par, as follows:

(In thousands)
Eliminate DTG common stock	$(350)
Issuance of Hertz common stock(i)	183

Total	$(167)

(i)
Represents the issuance of approximately 18.3 million shares associated with exchange of DTG shares for Hertz shares at an exchange ratio of 0.6366 (see Note 3).

5. Pro Forma Adjustments (Continued)

          (o)   To record the stock portion of the merger consideration, at fair value less par, and to eliminate DTG's additional paid-in-capital, as follows:

(In thousands)
Eliminate DTG's additional paid-in capital	$(937,093)
Issuance of Hertz common stock and options	287,630

Total	$(649,463)

          (p)   To eliminate DTG's accumulated deficit, and to record estimated non-recurring costs of Hertz and DTG for advisory, legal, regulatory and valuation costs, as follows:

(In thousands)
Eliminate DTG's accumulated deficit	$223,630
Estimated remaining merger related transaction costs assumed to be non-recurring	(49,165)

Total	$174,465

          (q)   To eliminate DTG's accumulated other comprehensive loss.

          (r)    To eliminate DTG's treasury stock.

        The unaudited pro forma condensed combined financial statements do not reflect Hertz's expected realization of annual cost savings of $180 million by 2013. These savings are expected in direct operating, depreciation of revenue earning equipment and selling, general and administrative functions. Although Hertz management expects that cost savings will result from the merger, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed combined financial statements do not reflect estimated restructuring and integration charges associated with the expected cost savings, which are estimated to be approximately $70 million, of which approximately $23 million (associated with the purchase of information technology hardware and software) will be capitalized and the remainder will be expensed as incurred. Additionally, severance charges for DTG senior management of approximately $23 million are not reflected in these pro forma financial statements, and will be expensed as incurred.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This supplement, the documents incorporated herein by reference, and the definitive proxy statement/prospectus and the documents incorporated therein by reference include certain forward-looking information about Hertz, DTG and the combined company after completion of the merger that is intended to be covered by the safe harbor for "forward-looking statements" provided by the U.S. Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these statements. Representatives of Hertz and DTG may also make forward-looking statements. Forward-looking statements include information concerning Hertz's and DTG's possible or assumed future results of operations, including descriptions of Hertz's and DTG's business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "seek," "will," "may," "would," "should," "could," "can," "feel," "forecasts," "to be" or similar expressions. These statements are based on Hertz's and DTG's expectations and beliefs at the time such statements were made; however, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. As you read and consider this supplement, you should understand that these statements are not guarantees of performance or results. These forward-looking statements are subject to numerous risks and uncertainties, including the risks described in the definitive proxy statement/prospectus under "Risk Factors" and in this supplement under "Update to Risk Factors," that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

        Some other risks and uncertainties include, but are not limited to:

  •
  the risk that the businesses of Hertz and DTG will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

  •
  the risk that expected synergies, operational efficiencies and cost savings from the merger may not be fully realized or realized within the expected time frame;

  •
  the risk that revenues following the merger may be lower than expected;

  •
  the inability to obtain governmental approvals of the merger on the proposed terms and schedule;

  •
  the operational and profitability impact of divestitures that may be required to be undertaken to secure regulatory approval;

  •
  the inability to obtain amendments to DTG's financing arrangements to permit optimal fleet integration;

  •
  the risk of changes in applicable tax or other laws;

  •
  the failure of DTG stockholders to adopt the amended merger agreement;

  •
  adverse response by DTG's and Hertz's licensees, franchisees, dealers and independent contractors;

  •
  other risks to consummation of the merger;

  •
  significant changes in the business environment, including as a result of industry consolidation, and the effect of competition in Hertz's and DTG's markets, including on Hertz's and DTG's pricing policies or use of incentives;

  •
  unanticipated regulatory or judicial proceedings or rulings;

  •
  potential or actual litigation;

  •
  the risk that management's assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

  •
  the risk that the design of either company's disclosure controls and procedures or internal controls prove inadequate, or are circumvented, thereby causing losses or errors in information or a delay in the detection of fraud;

  •
  the risk that Hertz and DTG may not accurately estimate future levels of rental activity and adjust the size of the combined fleet accordingly; and

  •
  the impact on Hertz's or DTG's businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

        For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the factors described in the Cautionary Note Regarding Forward-Looking Statements in each of the Hertz 10-K, the Hertz 10-Q, the DTG 10-K and the DTG 10-Q. See "Update to Where You Can Find More Information" for the location of information incorporated by reference into this supplement.

        Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements, and the factors that will determine these results are beyond Hertz's or DTG's ability to control or predict.

        Hertz and DTG caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this supplement, in the case of forward-looking statements contained in this supplement, or the dates of the documents incorporated by reference in this supplement, in the case of forward-looking statements made in those incorporated documents.

        Except to the extent required by applicable law or regulation, Hertz and DTG undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this supplement or to reflect the occurrence of unanticipated events.

        All subsequent written or oral forward-looking statements concerning the merger or other matters addressed in this supplement and attributable to Hertz or DTG or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

        Neither Hertz's nor DTG's independent registered public accounting firms have compiled, examined or otherwise applied procedures to the prospective financial information presented herein and, accordingly, do not express an opinion or any other form of assurance on such information or its achievability.

UPDATE TO THE DTG SPECIAL MEETING

Overview

        This supplement is being provided to DTG stockholders as part of a solicitation of proxies by the DTG board of directors for use at the special meeting of DTG stockholders and at any adjournments or postponements thereof. This supplement is first being furnished to stockholders of DTG on or about September 15, 2010. In addition, the definitive proxy statement/prospectus, as updated by this supplement, constitutes a prospectus of Hertz in connection with the issuance by Hertz of its common stock in connection with the merger. The proxy statement/prospectus, as updated by this supplement, provides DTG stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting of DTG stockholders.

Date, Time and Place of the Special Meeting

        The special meeting of DTG stockholders will be held on September 30, 2010, at 10:00 a.m., local time, at 10 South Dearborn Street, Plaza Level Auditorium, Chicago, Illinois 60603.

Purposes of the Special Meeting

        At the special meeting, DTG's stockholders will be asked:

  1.
  To consider the proposal to adopt the Agreement and Plan of Merger, dated as of April 25, 2010, by and among Hertz, Merger Sub and DTG, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 10, 2010, by and among Hertz, Merger Sub and DTG, as may be further amended from time to time, pursuant to which Merger Sub will merge with and into DTG, and DTG will continue as the surviving entity and a wholly owned subsidiary of Hertz; and

  2.
  To consider a proposal to approve the adjournment of the meeting, if necessary, to solicit additional proxies in the event that there are insufficient votes at the time of the special meeting to adopt the amended merger agreement.

        The DTG board of directors recommends that DTG stockholders vote "FOR" the proposal to adopt the amended merger agreement and "FOR" the proposal to adjourn the meeting if necessary to solicit additional proxies in favor of the adoption of the amended merger agreement. Your properly signed and dated proxy card will be voted in accordance with the board's recommendation unless you specify otherwise.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact DTG's proxy solicitors, Georgeson Inc., at (866) 767-8986 (toll free) or collect at (212) 806-6859 (international).

UPDATE TO THE MERGER

        The following discussion contains certain material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement included as Annex A to the definitive proxy statement/prospectus, and the amendment and the updated opinions of J.P. Morgan and Goldman Sachs included as Annexes S-A, S-B and S-C, respectively, to this supplement. Hertz and DTG urge you to read carefully this entire document, including the amendment, and the definitive proxy statement/prospectus, including the merger agreement, for a more complete understanding of the merger.

        Hertz's and DTG's boards of directors have approved the amended merger agreement. The amended merger agreement provides for combining Hertz and DTG through the merger of Merger Sub, a wholly owned subsidiary of Hertz, with and into DTG, with DTG continuing as the surviving corporation. Following the merger, Hertz will combine the retail car rental businesses of DTG with Hertz's car rental businesses.

        In the merger, each share of DTG common stock will be converted into the right to receive $43.60 in cash less the special dividend per share amount (described below), without interest and less any applicable withholding, and 0.6366 shares of Hertz common stock. Cash will be paid in lieu of any fractional share of Hertz common stock that DTG stockholders would otherwise be entitled to receive in the merger. In addition, record holders of DTG common stock immediately prior to the effective time of the merger will receive a dividend from DTG in an amount equal to the special dividend per share amount for each share of DTG common stock that they hold at such time. The special dividend per share amount will be equal to $200,000,000 divided by the sum of (1) the number of issued and outstanding shares of DTG common stock immediately prior to the effective time of the merger, (2) the number of shares of DTG common stock that would be delivered to the holders of performance units outstanding immediately prior to the effective time of the merger if performance was achieved at the target level and (3) the number of shares of DTG common stock to which the restricted stock units outstanding as of immediately prior to the effective time pertain. Based on the number of shares of DTG common stock issued and outstanding on September 10, 2010 the special dividend per share amount would have been equal to approximately $6.87 had the effective time occurred on that date. DTG does not intend to pay the special dividend if the merger is not consummated.

        Shares of Hertz common stock issued and outstanding at merger completion will remain outstanding and those stock certificates will be unaffected by the merger. Hertz's common stock will continue to trade on the NYSE under the Hertz Global Holdings, Inc. name with the symbol "HTZ" following the merger.

        Following the merger, DTG is expected to become a subsidiary of The Hertz Corporation. See the section titled "The Merger Agreement" in the definitive proxy statement/prospectus for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

        The definitive proxy statement/prospectus describes the background of the merger up to and including August 16, 2010, the date of the definitive proxy statement/prospectus. The discussion below supplements that description up to and including the date of this supplement.

        On August 31, 2010, Hertz provided Institutional Shareholder Services/RiskMetrics Group with a presentation outlining Hertz's analysis of the antitrust risks posed by the transactions contemplated by the merger agreement with Hertz as opposed to potential alternative transactions with Avis.

        On August 31, 2010, DTG issued a press release providing an update on its 2010 guidance and 2011 projections. As part of that update, DTG noted that its previously announced revenue guidance remained unchanged, but that projected Corporate Adjusted EBITDA for 2010 and 2011 was expected to increase over previously announced guidance. DTG noted that it expects Corporate Adjusted EBITDA, excluding merger-related expenses, to be within a range of $240 million to $260 million for the full year of 2010, an increase of $40 million from the DTG's previously announced guidance range, with approximately half of the increase attributable to changes in expectations for fleet costs. Adjusting the previously disclosed projections to give effect only to the change in the 2011 fleet cost discussed in the press release, Corporate Adjusted EBITDA would range from $186 million to $198 million for 2011.

        On September 2, 2010, Avis issued a press release announcing that it was increasing the cash portion of its offer from $39.25 to $40.75 per share of DTG common stock. The stock portion of its offer remained unchanged. The text of Avis's press release follows:

          Avis Budget is increasing the cash portion of its offer from $39.25 to $40.75 per share (which would include the proceeds of a pre-closing special dividend to be paid by Dollar Thrifty consistent with our previous proposal). Our revised offer of $40.75 in cash and 0.6543 shares of Avis Budget stock, represents a premium of more than 22% over the Hertz Global Holdings, Inc. (NYSE:HTZ) offer.

          The Avis Budget offer is clearly superior to the Hertz offer in the two ways that matter—we are offering a substantially higher price and a more meaningful divestiture commitment.

          Contrary to certain Dollar Thrifty and Hertz statements, a reverse termination fee has nothing to do with certainty of closing. Economic compensation for failing to close does not impact whether a deal is reasonably likely to close. The Hertz deal is no more likely to be approved by the FTC simply because Hertz agreed in the context of a negotiated deal to pay a fee to Dollar Thrifty if it is not approved.

          Both deals raise complex and similar antitrust issues and face comparable divestiture analyses. Hertz resorts to antitrust as a scare tactic and a smoke screen—a last-ditch effort to deflect attention from its clearly inferior offer—but Hertz is wrong on the process and wrong on the facts. Although outcomes of governmental reviews cannot be predicted with certainty, both companies are cooperating with an ongoing FTC review. Both companies have similar airport revenue shares and derive more than half of their revenues from leisure travelers—although, significantly, Hertz has higher leisure renter revenues than Avis and Budget combined.

          Both companies compete with Dollar Thrifty. In fact, Hertz uses its exclusive relationship with AAA to generate more than $500 million of annual revenues at low price points—typically lower than Dollar and Thrifty rates—targeted to compete directly with Dollar, Thrifty and other value brands. Through the value-oriented AAA relationship "brand," Hertz competes aggressively and successfully with other value brands and generates revenues that are comparable to Thrifty's U.S. corporate location revenues.

          Furthermore, nothing blocks any of the market participants from renting cars to value and leisure oriented customers as there are no barriers to entry (with the exception of the Hertz exclusive agreement with AAA, which covers 50 million members). Pricing can be adjusted in seconds on each company's respective corporate websites and the related travel oriented websites.

          Hertz's "Dollar Thrifty Transaction Update," filed on August 31, 2010, does not change any of this. Hertz's "analysis" conveniently ignores the many hundreds of millions of dollars Hertz makes through low-priced rentals under its AAA discount program and through its share-leading position in low-priced rentals through Hotwire, Priceline and other channels. In its "Update," Hertz cherry- picks data and time periods, and uses deeply flawed modeling, to present baseless and inflated divestiture numbers for an Avis Budget transaction. Proper economic analysis shows that Hertz and

  Avis Budget are comparably competitive with Dollar Thrifty. And Hertz invents new industry segmentation, artificially grouping Dollar and Thrifty together with Budget to try to manufacture an antitrust issue, knowing full well that Budget and Alamo are positioned as mid-tier brands while Dollar, Thrifty and Enterprise—on all relevant metrics—are in a value segment that falls below the mid-tier.

          Avis Budget is fully committed to completing the acquisition of Dollar Thrifty. Avis Budget has already spent millions of dollars, and devoted substantial time and resources, in pursuit of this transaction, despite Dollar Thrifty not yet having signed an agreement with Avis Budget. Avis Budget has been cooperating with antitrust authorities, and has submitted over a million pages of documents and vast quantities of data to the FTC in response to the FTC's Second Request with the intention of completing its response very shortly.

          In addition, the exclusion of a reverse termination fee from our offer is entirely consistent with the Hertz transaction's reciprocity approach that sets the reverse termination fee to be exactly equal to the break-up fee payable by Dollar Thrifty in the event it accepts a superior proposal. A fair and level playing field should be created that would allow Dollar Thrifty shareholders the benefit of a competitive sale process—a process that, to date, they have been denied. To that end, we have removed the traditional break-up fee that would operate in our favor—fairness and the Hertz reciprocity approach dictate that the reverse termination fee also be eliminated.

          Nonetheless, it appears that the clearly inferior Hertz offer will be put to a vote of Dollar Thrifty shareholders with the support of the Dollar Thrifty Board of Directors. The Hertz offer significantly undervalues Dollar Thrifty—in fact, the current value of the Hertz offer represents a discount to the Dollar Thrifty share price prior to the Hertz deal announcement. And since that announcement, the stand-alone value of Dollar Thrifty has, no doubt, only increased as a result of Dollar Thrifty's strong financial results and repeatedly increased earnings projections. Our offer properly delivers that premium to the Dollar Thrifty shareholders rather than allowing it to be diverted to Hertz.

          We remain ready to deliver on the revised premium offer that we are announcing today. Moreover, we will increase our offer to Dollar Thrifty shareholders by the amount of any reduction in the Dollar Thrifty break-up fee payable or paid to Hertz.

          Our message is clear: We are confident that the Dollar Thrifty shareholders will prefer the premium Avis Budget offer to the Hertz offer. As such, in the event that the Hertz transaction is rejected by the Dollar Thrifty shareholders at the September 16, 2010 special meeting, we will commit to sign the merger agreement we previously delivered to Dollar Thrifty (together with the disclosure schedules previously delivered to us) at any time within five days of that September 16 special meeting.

          Citigroup and Morgan Stanley & Co. Incorporated are acting as financial advisors to Avis Budget Group, and Kirkland & Ellis LLP and Arnold & Porter LLP are acting as legal counsel.

        On September 3, 2010, Mr. Frissora called Mr. Thompson to ask DTG to postpone its special meeting to permit DTG stockholders to make a more informed decision based upon potential developments in the FTC's review of the transactions contemplated by the merger agreement with Hertz and a potential alternate transaction with Avis. Mr. Thompson responded that while he would raise Mr. Frissora's request with the DTG board of directors, he believed such a postponement was not necessary and that Hertz should consider an increase in the merger consideration to reflect what Mr. Thompson maintained was a material increase in the value of DTG's business since the execution of the merger agreement and, thereby, to increase the likelihood of approval of the merger by DTG's stockholders.

        On September 3, 2010, the DTG board of directors met to discuss the revised Avis proposal as embodied in its September 2, 2010 press release. At the meeting, DTG's financial advisors presented their preliminary financial analyses of the Avis proposal, and representatives of Cleary Gottlieb Steen & Hamilton LLP, referred to as Cleary, discussed with the board the status of the FTC's antitrust review of each of the merger and the proposed Avis combination. The DTG board of directors then discussed the revised terms proposed by Avis in its press release, noting that Avis had not changed in any respect its position with regard to the allocation of antitrust regulatory risk. As a result, the DTG board of directors concluded that there was no basis on which to revisit its prior determination that it could not conclude that the Avis proposal reasonably could be expected to be consummated on a timely basis, as required to be considered a "superior proposal" under the merger agreement. The DTG board of directors also discussed Mr. Frissora's request to delay the special shareholder meeting, and determined not to make any change in the meeting date at that time.

        On September 7 and 8, 2010, Hertz's board of directors met, together with its advisors, including representatives from Barclays Capital Inc., referred to as Barclays, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, D. F. King & Co., Inc. and Debevoise & Plimpton LLP, referred to as Debevoise, to discuss whether to propose to DTG an increase in the merger agreement consideration and, if so, on what terms. On September 8, the Hertz board of directors approved the amendment, which provided for a $10.80 increase in the cash merger consideration to be paid per share of DTG common stock in the merger and authorized Hertz to propose the amendment to DTG.

        On September 8, 2010, the Delaware Court of Chancery rejected a motion made by the plaintiff class in the Delaware state court action for a preliminary injunction that would have prevented DTG from holding a stockholder vote on the proposed merger. See the section titled "Update to the Merger—Litigation Relating to the Merger" in this supplement and the section titled "The Merger—Litigation Relating to the Merger" in the definitive proxy statement/prospectus for more information regarding the pending litigation matters related to the merger.

        On September 8, 2010, Mr. Frissora called Mr. Thompson to communicate Hertz's proposed increase in the cash merger consideration to an amount that, when taken together with the 0.6366 of a share of Hertz common stock and the special dividend per share amount, would have a value of $50.00 per share of DTG common stock, based on the closing price of the Hertz common stock on September 10, 2010. Mr. Frissora stated that this offer was non-negotiable and final. Mr. Frissora also said that in conjunction with announcing the increase, Hertz would publicly disclose that it is actively taking steps to sell its Advantage business in order to procure timely antitrust approval for the merger. At the request of Hertz, representatives of Barclays called representatives of J.P. Morgan, and representatives of Debevoise called representatives of Cleary, in each case to confirm Hertz's proposed increase in the cash merger consideration, and Debevoise subsequently forwarded to Cleary a draft of an amendment to the merger agreement reflecting the increase.

        On September 9, 2010, Mr. Thompson contacted Mr. Frissora by e-mail seeking confirmatory due diligence information, including confirmation of average analyst expectations/estimates for Hertz for 2010 and 2011. Mr. Frissora responded to Mr. Thompson that Hertz management believed Hertz was on track to meet average analyst expectations/estimates for Hertz for 2010 and 2011.

        On September 10, 2010, the DTG board of directors met to consider the offer by Hertz to increase the cash portion of the merger consideration. At the meeting, DTG's financial advisors made a presentation regarding their financial analyses of the transaction contemplated by the Hertz amendment proposal and delivered to the board the oral opinions of their respective firms, which were subsequently confirmed in writing, that, as of such date, and based upon and subject to the factors and assumptions set forth in the opinions, the total amount of cash and stock consideration, consisting of the revised merger consideration and per share special dividend, was fair, from a financial point of view, to DTG's shareholders. The DTG board of directors then discussed the Hertz amendment proposal, as well as the status of the FTC's antitrust review of the merger and the Avis proposal, views expressed to DTG management by certain of DTG's shareholders with respect to the merger and the Avis proposal, and the likelihood that Hertz would be willing to increase the merger consideration further. At the conclusion of such discussion, DTG's board of directors unanimously approved the proposed amendment to the merger agreement, recommended that DTG's shareholders approve the merger agreement, as amended, and directed DTG's officers to enter into the amendment. DTG's board of directors also unanimously approved postponing the date of the special meeting of DTG's stockholders from September 16, 2010 to September 30, 2010, in order to provide DTG shareholders additional time in which to consider the amended merger terms.

        On September 10, 2010, Mr. Thompson called Mr. Frissora and informed him that the DTG board of directors had approved Hertz's revised offer and authorized DTG to enter into the amendment.

        On September 10, 2010, Hertz and DTG executed the amendment to the merger agreement. On September 13, 2010, Hertz and DTG issued a joint press release announcing the amendment and the postponement of the special meeting.

DTG's Reasons for the Merger; Recommendation of the DTG Board of Directors

        The definitive proxy statement/prospectus describes DTG's reasons for the merger up to and including August 16, 2010. The discussion below supplements that description up to and including the date of this supplement.

        In reaching its decision to recommend that DTG stockholders vote to adopt the amended merger agreement, the DTG board of directors was aware of the matters described in the section entitled "The Merger—DTG's Reasons for the Merger; Recommendation of the DTG Board of Directors" beginning on page 76 of the definitive proxy statement/prospectus. The DTG board of directors expressed its belief that those matters were still applicable. The following information updates or supplements the discussion in that section.

The following replaces the fifth bullet on page 77 of the definitive proxy statement/prospectus:

  •
  the fact that, as of April 23, 2010, the close of the last trading day before the initial announcement of the merger, the value of the merger consideration, as amended, represented a 42.6% premium over the 30-day volume weighted average price, referred to as the VWAP, of DTG's common stock and, as of September 8, 2010, a 4.4% premium over the 30-day VWAP of DTG's common stock, and a 7.1% premium over the 90-day VWAP of DTG's common stock;

The following replaces the last two bullets on page 77 of the definitive proxy statement/prospectus:

  •
  the DTG board of directors' belief that Hertz's revised offer on September 8, 2010 was its best and final offer;

  •
  the respective opinions of each of J.P. Morgan and Goldman Sachs, provided orally on September 10, 2010, and in written opinions, each dated September 10, 2010, to DTG's board of directors as to the fairness to the holders of DTG common stock, from a financial point of view, as of the date of the opinions and based upon and subject to the factors and assumptions set forth in such respective opinions, of the total consideration pursuant to the amendment, as more fully described below under "Updated Opinions of DTG's Financial Advisors—J.P. Morgan and Goldman Sachs";

In addition, the DTG board of directors considered, among other things, the following additional factors:

  •
  the terms of the proposal submitted by Avis to engage in a business combination with DTG, and the fact that Avis had not taken steps as suggested by DTG in order to enable the DTG board of directors to declare such proposal a "superior proposal" under the merger agreement; and

  •
  the fact that the amended merger agreement does not alter DTG's ability to consider additional proposals that Avis or other potentially interested persons may make with respect to a business combination with DTG.

Updated Opinions of DTG's Financial Advisors—J.P. Morgan and Goldman Sachs

        The information below reflects the effects of the amended merger agreement and replaces the information presented in "The Merger—Opinions of DTG's Financial Advisors—J.P. Morgan and Goldman Sachs" beginning on page 79 of the definitive proxy statement/prospectus.

        DTG has retained J.P. Morgan and Goldman Sachs as its financial advisors to advise the DTG board of directors in connection with the merger. J.P. Morgan and Goldman Sachs are collectively referred to herein as DTG's financial advisors.

  Opinion of J.P. Morgan

        Pursuant to an engagement letter dated December 29, 2009, DTG retained J.P. Morgan as its financial advisor in connection with its consideration of one or a series of transactions, including any merger, consolidation, joint venture or other business combination pursuant to which the business of DTG is combined with that of another person; the acquisition by another person, directly or indirectly, of a majority of the capital stock of DTG, by way of tender or exchange offer, negotiated purchase or any other means; and/or the acquisition by another person, directly or indirectly, of a majority of the assets, properties and/or businesses of DTG, by way of a direct or indirect purchase, lease, license, exchange, joint venture or other means.

        At the meeting of the board of directors of DTG on September 10, 2010, J.P. Morgan rendered its oral opinion to the board of directors of DTG that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the total amount of cash and stock consideration to be received pursuant to the amended merger agreement, consisting of (1) an amount in cash equal to $43.60 per share minus the special dividend per share amount, (2) 0.6366 shares of Hertz common stock for each share of common stock of DTG, and (3) a special dividend in an amount per share equal to the special dividend per share amount, is fair from a financial point of view to the holders (other than Hertz's affiliates) of DTG common stock. The total amount to be received by DTG stockholders in connection with the merger, as described in clauses (1), (2) and (3) of the immediately preceding sentence, is referred to as the total consideration. The exact amount of such special dividend per share amount depends on the outstanding number of shares of DTG common stock immediately prior to the effective time of the merger; based on the number of shares of DTG common stock issued and outstanding on September 10, 2010, the special dividend per share amount would have been equal to approximately $6.87 had the effective time occurred on that date. J.P. Morgan has confirmed its September 10, 2010 oral opinion by delivering its written opinion to the board of directors of DTG, dated September 10, 2010, to the same effect. No limitations were imposed by DTG's board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

        The full text of the written opinion of J.P. Morgan dated September 10, 2010, which sets forth the assumptions made, matters considered and limits on the review undertaken, is included as Annex S-B to this supplement and is incorporated herein by reference. DTG's stockholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion is addressed to the board of directors of DTG, is directed only to the total consideration and does not constitute a recommendation to any stockholder of DTG as to how such stockholder should vote at the special meeting. The summary of the opinion of J.P. Morgan set forth in this supplement is qualified in its entirety by reference to the full text of such opinion.

        In connection with rendering its opinion described above and performing the related financial analysis, J.P. Morgan, among other things:

  •
  reviewed the amended merger agreement;

  •
  reviewed certain publicly available business and financial information concerning DTG and Hertz and the industries in which they operate;

  •
  compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

  •
  compared the financial and operating performance of DTG and Hertz with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of DTG common stock and Hertz common stock and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts for DTG and Hertz prepared by or at the direction of the managements of DTG and Hertz, respectively, relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the transaction, which J.P. Morgan refers to as the synergies; and

  •
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for purposes of its opinion.

        In addition, J.P. Morgan held discussions with certain members of the management of DTG and Hertz with respect to certain aspects of the merger, the past and current business operations of DTG and Hertz, the financial condition and future prospects and operations of DTG and Hertz, the effects of the merger on the financial condition and future prospects of DTG and Hertz, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        J.P. Morgan, in giving its opinion, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by DTG and Hertz or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct nor was provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of DTG or Hertz under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the synergies, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of DTG and Hertz to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the amended merger agreement will be consummated as described in the amended merger agreement. In that connection, J.P. Morgan has assumed that the special dividend per share amount will be paid to the holders of shares of common stock of DTG (other than shares of common stock of DTG held in treasury or owned by Hertz or any of its subsidiaries and dissenting shares) on the terms set forth in the amended merger agreement without any waiver or modification. J.P. Morgan assumed that the representations and warranties made by DTG and Hertz in the amended merger agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan's analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to DTG with respect to such issues. J.P. Morgan's opinion does not address the underlying business decision of DTG to engage in the merger and the other transactions contemplated by the amended merger agreement, or the relative merits of the merger and such other transactions, as compared to any strategic alternatives that may be available to DTG. J.P. Morgan assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the amended merger agreement, will be obtained without any adverse effect on DTG or Hertz or on the contemplated benefits of the merger.

        J.P. Morgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan's opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the total consideration to be paid to the holders (other than the Hertz affiliates) of the shares of common stock of DTG pursuant to the merger and J.P. Morgan has expressed no opinion as to the fairness of the merger to any person or entity, as to the fairness of any consideration paid in connection therewith to the holders of any other class of securities, creditors or other constituencies of DTG or as to the underlying decision by DTG to engage in the merger. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the total consideration to be paid to the holders of the shares of common stock of DTG in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the shares of common stock of DTG or Hertz will trade at any future time. J.P. Morgan's opinion does not constitute a recommendation as to how any holder of shares of common stock of DTG should vote with respect to such transactions contemplated by the amended merger agreement or any other matter. The opinion was approved by a fairness committee of J.P. Morgan.

        J.P. Morgan noted that, although at DTG's request, it held discussions with other potential purchasers of DTG from time to time in the past, J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of DTG or any other alternative transaction in connection with the negotiation of the merger.

        As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to deliver an opinion to DTG's board of directors with respect to the merger on the basis of such experience and its familiarity with DTG.

        For services rendered in connection with the merger, DTG has agreed to pay J.P. Morgan a fee of up to $7 million upon the closing of the transactions contemplated by the amended merger agreement, plus an additional fee at DTG's sole discretion based upon its assessment of J.P. Morgan's performance of its services to the company of up to $2 million. In addition, DTG has agreed to reimburse J.P. Morgan for up to $100,000 of its reasonable documented out-of-pocket expenses incurred in connection with its services, including the fees and disbursements of counsel, and indemnify J.P. Morgan for certain liabilities arising out of the engagement. If Hertz pays DTG a termination fee in connection with the merger, DTG has agreed to pay J.P. Morgan a fee in an amount equal to 10% of such termination fee. The DTG board of directors has made no decision with respect to the discretionary fees that may be paid to J.P. Morgan.

        During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with DTG, Hertz and The Carlyle Group ("Carlyle"), Clayton, Dubilier & Rice, LLC ("CD&R") and BAML Capital Partners, the private equity division of Bank of America Corporation (formerly Merrill Lynch Global Private Equity) ("BAMLCP"), each a party to or an affiliate of a party to the Amended and Restated Stockholders' Agreement, dated as of November 20, 2006 (the "stockholders agreement"), with Hertz and their respective affiliates (Carlyle, CD&R, BAMLCP and such affiliates, collectively, the "Hertz Affiliates"), for which J.P. Morgan and its affiliates have received customary compensation. Such services for DTG and Hertz during such period have included, but not been limited to, (i) acting as a bookrunner of DTG's offering of its common stock in October 2009 and Hertz's offering of its common stock and convertible notes in May 2009, (ii) acting as arranger of DTG's renewal of its conduit facility in May 2008 and the amendment and extension of a conduit facility for Hertz in September 2009 and (iii) acting as a bookrunner for Hertz's European refinancing in June 2010 and a co-manager of Hertz's Term Asset Backed Notes in July 2010. Such services for the Hertz Affiliates during such period have included, but not been limited to, (i) acting as bookrunner of the initial public offerings or follow-on offerings of common stock by Carlyle portfolio companies, XTep International in May 2008, Concord Medical Services in December 2009, SS&C Technologies in March 2010 and Kinder Morgan in May 2010, (ii) acting as bookrunner of offerings of debt securities by Carlyle portfolio companies, Nielsen Company in April 2008 and January 2009 and AMC Entertainment in July 2009 and Insight Communications in June 2010 and offerings of debt securities by CD&R portfolio companies, Diversey, Inc. (formerly JohnsonDiversey, Inc.) in December 2009 and Graphic Packaging in June 2009, (iii) acting as arranger and bookrunner in connection with syndicated loans of Carlyle portfolio companies, Sequa Corp. in May 2008, Vought Aircraft in May 2008, Freescale Semiconductor in February 2010, and HD Supply in March 2010, and syndicated loans of CD&R portfolio companies, Diversey, Inc. in December 2009 and HD Supply in March 2010, (iv) acting as financial advisor to Carlyle portfolio company, John Maneely, in its uncompleted transaction with Novolipetsk Steel in 2009, and (v) acting as arranger for Bank of America Merrill Lynch, an affiliate of BAMLCP, and its affiliates in connection with its revolving credit facility and other debt related activities. In addition, one of J.P. Morgan's affiliates is a co-investor with CD&R in its portfolio company ServiceMaster, and a co-investor with Carlyle in its portfolio company AMC Entertainment, and owns less than 5% of Carlyle Capital Corp., an investment fund managed by a Carlyle affiliate. Certain of J.P. Morgan's affiliates are counterparties to interest rate swaps with DTG and other derivative transactions with the Hertz Affiliates and they also provide a variety of treasury and security services, foreign exchange, derivative support, and asset management services to DTG, Hertz and certain Hertz Affiliates for which they receive compensation or other financial benefits.

        In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of DTG, Hertz and certain Hertz affiliates for their own account or for the accounts of customers and, accordingly, J.P. Morgan may hold long or short positions in such securities.

  Opinion of Goldman Sachs

        Pursuant to an engagement letter dated December 29, 2009, Goldman Sachs acted as DTG's financial advisor in connection with the possible sale of all or a portion of DTG to any person. At the meeting of the DTG board of directors on September 10, 2010, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, to the DTG board of directors to the effect that, as of that date and based on and subject to various assumptions, the total amount of cash and stock consideration to be received pursuant to the amended merger agreement consisting of (1) an amount in cash equal to $43.60 per share minus the special dividend per share amount, (2) 0.6366 shares of Hertz common stock for each share of common stock of DTG, and (3) a special dividend in an amount per share equal to the special dividend per share amount, was fair from a financial point of view to the holders (other than Hertz and its affiliates) of DTG common stock. As described above, the total amount to be received by DTG stockholders in connection with the merger, as described in clauses (1), (2) and (3) of the immediately preceding sentence, is referred to as the total consideration. The exact amount of such special dividend per share amount depends on the outstanding number of shares of DTG common stock immediately prior to the effective time of the merger; based on the number of shares of DTG common stock issued and outstanding on September 10, 2010, the special dividend per share amount would have been equal to approximately $6.87 had the effective time occurred on that date.

        The full text of the written opinion of Goldman Sachs, dated September 10, 2010, which sets forth the assumptions made, matters considered and limits on the review undertaken by Goldman Sachs in rendering its opinion, is included as Annex S-C to this supplement. DTG encourages its shareholders to read the opinion carefully in its entirety. The Goldman Sachs opinion is not a recommendation as to how any holder of DTG common stock should vote with respect to the merger or any other matter. The summary of the Goldman Sachs opinion set forth in this supplement is qualified in its entirety by reference to the full text of the opinion included as Annex S-C.

        In connection with rendering its opinion described above and performing the related financial analysis, Goldman Sachs, among other things, reviewed:

  •
  the amended merger agreement;

  •
  annual reports to stockholders and annual reports on Form 10-K of DTG and Hertz for the five fiscal and three fiscal years, respectively, ending December 31, 2009;

  •
  certain interim reports to stockholders and quarterly reports on Form 10-Q of DTG and Hertz;

  •
  Hertz's registration statement on Form S-1, including the prospectus contained therein filed in May 2007;

  •
  certain other communications from DTG and Hertz to their respective stockholders;

  •
  certain publicly available research analyst reports for DTG and Hertz;

  •
  certain internal financial analyses and forecasts for DTG prepared by its management, as updated on August 20, 2010, and for Hertz prepared by its management, in each case, as approved for Goldman Sachs' use by DTG, which Goldman Sachs refers to as the forecasts; and

  •
  certain cost savings and operating synergies projected by the management of DTG to result from the transaction and approved for Goldman Sachs' use by DTG, which Goldman Sachs refers to as the synergies.

        Goldman Sachs also held discussions with members of the senior managements of DTG and Hertz regarding their assessment of the past and current business operations, financial condition and future prospects of their respective companies and with members of the senior management of DTG regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the amended merger agreement. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of DTG common stock and shares of Hertz common stock, compared certain financial and stock market information for DTG and Hertz with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the rental car industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, and Goldman Sachs did not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with DTG's consent that the forecasts and the synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of DTG. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of DTG or Hertz or any of their respective subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the amended merger agreement, will be obtained without any adverse effect on DTG or Hertz or on the expected benefits of the transactions contemplated by the amended merger agreement, in any way meaningful to Goldman Sachs' analysis. Goldman Sachs also assumed that the transactions contemplated by the amended merger agreement will be consummated on the terms set forth in the amended merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs' analysis. In that connection, Goldman Sachs assumed that the special dividend per share amount will be paid to the holders of shares of common stock of DTG (other than shares held in treasury or owned by Hertz or any of its subsidiaries and dissenting shares) on the terms set forth in the amended merger agreement without any waiver or modification.

        Goldman Sachs' opinion does not address the underlying business decision of DTG to engage in the transactions contemplated by the amended merger agreement, or the relative merits of the transaction as compared to any strategic alternatives that may be available to DTG; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, DTG or any other alternative transaction. Goldman Sachs' opinion addresses only the fairness from a financial point of view, as of the date thereof, of the total consideration to be paid to the holders (other than Hertz and its affiliates) of shares of common stock of DTG pursuant to the amended merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the amended merger agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the amended merger agreement or entered into or amended in connection with the transactions contemplated thereby, including, without limitation, the fairness of the transactions contemplated by the amended merger agreement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of DTG; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of DTG, or class of such persons in connection with the transactions contemplated by the amended merger agreement, whether relative to the total consideration to be paid to the holders (other than Hertz and its affiliates) of shares of common stock of DTG pursuant to the amended merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Hertz common stock will trade at any time or as to the impact of the transactions contemplated by the amended merger agreement on the solvency or viability of DTG or Hertz or the ability of DTG or Hertz to pay its obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after such date. Goldman Sachs' advisory services and the opinion expressed therein were provided for the information and assistance of the board of directors of DTG in connection with its consideration of the transactions contemplated by the amended merger agreement and such opinion does not constitute a recommendation as to how any holder of shares of common stock of DTG should vote with respect to such transactions contemplated by the amended merger agreement or any other matter. The opinion was approved by a fairness committee of Goldman Sachs.

        Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, DTG, Hertz and CD&R, Carlyle and Bank of America Merrill Lynch, each of which is an affiliate of parties to the stockholders agreement, and any of their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the amended merger agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to DTG in connection with, and has participated in certain of the negotiations leading to, the transaction.

        In addition, Goldman Sachs has provided certain investment banking and other financial services to DTG and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including, but not limited to, having acted as a joint bookrunner with respect to a public offering of 6,612,500 shares in October 2009. Goldman Sachs has provided certain investment banking and other financial services to Hertz and its affiliates from time to time for which Goldman Sachs' investment banking division has received, and may receive, compensation, including, but not limited to, having acted as a joint bookrunner with respect to a public offering of 52,900,000 shares of Hertz Common Stock and Hertz's 5.25% Convertible Senior Notes due 2014 (aggregate principal amount $517,500,000) in May 2009. Goldman Sachs has also provided certain investment banking and other financial services to CD&R and its affiliates and portfolio companies from time to time for which Goldman Sachs' investment banking division has received, and may receive, compensation, including, but not limited to, having acted as a joint bookrunner with respect to an offering by Graphic Packaging Holding Company, a portfolio company of CD&R, of its 9.50% Senior Notes due 2017 (aggregate principal amount $245,000,000) in June 2009 and as a joint bookrunner with respect to an offering by Diversey, Inc. (formerly named JohnsonDiversey, Inc.), a portfolio company of CD&R, of its 10.50% Senior Unsecured Notes due 2020 (aggregate principal amount $250,000,000) and its 8.250% Senior Notes due 2019 (aggregate principal amount $400,000,000) in November 2009. Goldman Sachs has also provided certain investment banking and other financial services to Carlyle and its affiliates and portfolio companies from time to time for which Goldman Sachs' investment banking division has received, and may receive, compensation, including, but not limited to, having acted as sole arranger of a bank loan to Carlyle in connection with the acquisition of PG Corporation (aggregate principal amount $1,250,000,000) in July 2008 and as a joint bookrunner with respect to a public offering of 72,450,000 shares of common stock of Cobalt International Energy, Inc., a portfolio company of Carlyle, in December 2009; as a joint bookrunner with respect to a public offering of 6,500,000 common units of Kinder Morgan Energy Partners, L.P., a portfolio company of Carlyle, in May 2010; as a joint bookrunner with respect to a public offering of 17,500,000 common units of Niska Gas Storage Partners LLC, a portfolio company of Carlyle, in May 2010; as a financial advisor in connection with the sale of Frontier Drilling ASA, a former portfolio company of Carlyle, in July 2010 and as a financial advisor in connection with the sale of Multiplan, Inc., a former portfolio company of Carlyle, in August 2010. Goldman Sachs also has provided certain investment banking and other financial services to Bank of America Merrill Lynch and its affiliates and portfolio companies from time to time for which Goldman Sachs' investment banking division has received, and may receive, compensation, including, but not limited to, having acted as a co-manager with respect to an offering by Bank of America Corporation of its 3.125% Senior Notes due 2012 (aggregate principal amount $6,750,000,000), its Senior Three-Month LIBOR Notes due 2011 (aggregate principal amount $750,000,000), its Senior One-Month LIBOR Notes due 2011 (aggregate principal amount $500,000,000) and its Senior Three-Month LIBOR Notes due 2010 (aggregate principal amount $1,000,000,000) in December 2008; as a joint bookrunner with respect to an offering by HCA Inc., a portfolio company of BAMLCP, of its 8.50% Senior Secured Notes due 2019 (aggregate principal amount $1,500,000,000) in April 2009; as a joint bookrunner with respect to an offering by HCA Inc. of its 7.875% Senior Secured Notes due 2010 (aggregate principal amount $1,250,000,000) in July 2009; as a joint bookrunner with respect to an offering by HCA Inc. of its 7.250% Senior Secured Notes due 2020 (aggregate principal amount $1,400,000,000) in March 2010; as a co-manager with respect to an offering by Bank of America Corporation of its 7.625% Senior Notes due 2019 (aggregate principal amount $2,500,000,000) in May 2009; as a co-manager with respect to an offering by Bank of America Corporation of its Common Equivalent Securities (aggregate principal amount $19,200,000,000) in December 2009; as a joint bookrunner with respect to an offering by Validus Holdings, Ltd., a portfolio company of BAMLCP, on its 8.875% Senior Notes due 2040 (aggregate principal amount $750,000,000) in January 2010 and as a joint underwriter with respect to a proposed public offering of common stock of HCA Inc., a portfolio company of BAMLCP, filed in May 2010. Goldman Sachs also may provide investment banking and other financial services to DTG and Hertz and their respective affiliates and CD&R, Carlyle and Bank of America Merrill Lynch and their respective affiliates and portfolio companies in the future for which Goldman Sachs' investment banking division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with CD&R, Carlyle and BAMLCP and their respective affiliates and may have invested in limited partnership units of affiliates of CD&R, Carlyle and BAMLCP, and may do so in the future.

        The DTG board of directors engaged Goldman Sachs as a financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to the terms of its engagement letter with DTG, Goldman Sachs will be paid a transaction fee for its services in connection with the merger in the amount of approximately $5 million, payable upon the closing of the transactions contemplated by the amended merger agreement, plus an additional fee at DTG's sole discretion based upon its assessment of Goldman Sachs' performance of its services to DTG of up to $2 million. In addition, DTG has agreed to reimburse Goldman Sachs for up to $100,000 of its reasonable documented expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities arising out of its engagement. If Hertz pays DTG a termination fee in connection with the merger, DTG has agreed to pay Goldman Sachs a fee in an amount equal to 10% of such termination fee. The DTG board of directors has made no decision with respect to the discretionary fees that may be paid to Goldman Sachs.

Summary of Financial Analyses of DTG's Financial Advisors

        The following is a summary of the material financial analyses jointly performed by DTG's financial advisors in connection with rendering their opinions described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by DTG's financial advisors. The order of analyses described does not represent the relative importance or weight given to those analyses by DTG's financial advisors. DTG's financial advisors worked on developing these analyses, and these analyses represent the joint work product of DTG's financial advisors, except as noted with respect to the illustrative discounted cash flow analyses set forth below. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses performed by DTG's financial advisors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 8, 2010 and is not necessarily indicative of current market conditions.

        Premia Paid Analysis.    DTG's financial advisors analyzed the $50.00 implied per share value of the total consideration to be paid to holders of shares of DTG common stock pursuant to the amended merger agreement in relation to (i) the closing price of shares of DTG common stock on September 8, 2010, the last trading day prior to the receipt by DTG of Hertz's offer to increase the implied merger consideration to $50.00 per share, (ii) the closing price of shares of DTG common stock on April 23, 2010, the last trading day prior to the date on which DTG's board of directors adopted a resolution approving the initial merger agreement providing for an implied merger consideration of $41.00 per share, (iii) the closing price of shares of DTG common stock on July 28, 2010, the last trading day prior to the receipt by DTG of a letter from Avis offering to acquire DTG for an implied merger consideration of $46.50 per share, (iv) the closing price of shares of DTG common stock on September 1, 2010, the last trading day prior to the receipt by DTG of Avis' offer to increase its proposed implied merger consideration to $47.13 per share and (v) the high price of shares of DTG common stock for the 52-week period ended September 8, 2010. DTG's financial advisors also analyzed the $50.00 implied per share value of the total consideration to be paid to the holders of shares of DTG common stock pursuant to the amended merger agreement in relation to the volume-weighted average market prices ("VWAP") of shares of DTG common stock during the two-week, 30-day, six-month, one-year and three-year periods ended September 8, 2010 and during the 30-day period ended April 23, 2010. The results of this analysis were as follows:

Premium Analysis	Value	Premium
Period ended 4/23/10
Premium to 4/23/10 close	$38.85	28.7%
Premium to 30-day VWAP	$35.07	42.6%
Period ended 9/08/10
Premium to 9/08/2010 close	$47.81	4.6%
Premium to 2-week VWAP	$47.69	4.8%
Premium to 30-day VWAP	$47.88	4.4%
Premium to 90-day VWAP	$46.69	7.1%
Premium to 1-year VWAP	$35.32	41.6%
Premium to 3-year VWAP	$21.59	131.6%
Premium to 52-week high	$52.05	(3.9)%
Other Selected Dates
Premium to 7/28/2010 close	$48.68	2.7%
Premium to 9/01/2010 close	$47.49	5.3%

        Historical Stock Price Analysis and Exchange Ratio Analysis.    DTG's financial advisors reviewed the historical trading prices of DTG's common stock for a 52-week period ending September 8, 2010. The low and high trading prices of DTG's common stock for such 52-week period were $17.72 and $52.05, respectively. DTG's financial advisors also reviewed the range of daily implied exchange ratios during the 52-week period ending on September 8, 2010 by dividing the closing price per share of DTG's common stock by the closing price per share of Hertz's common stock on each trading day. This analysis indicated a range of implied exchange ratios of 1.8240 to 5.5629, as well as 1-month, 6-month and 1-year median exchange ratios of 5.0739, 4.2904 and 2.9955, respectively. These ratios compared to the implied exchange ratio of 5.1230 shares of Hertz common stock based on the implied $50.00 offer price and assuming 100% stock consideration. DTG's financial advisors noted that historical stock price is not a valuation methodology but was presented merely for informational purposes.

        Analysis of Multiples at Offer Price.    DTG's financial advisors calculated and compared various financial multiples and ratios for DTG based on information it obtained from DTG's management, including management estimates for earnings before non-vehicle interest, taxes, non-vehicle depreciation and amortization, adjusted by DTG's financial advisors to exclude interest income on cash and cash equivalents and the impact of non-cash equity compensation, which adjustments were approved by DTG's management (referred to as corporate EBITDA) and earnings per share (referred to as EPS):

  •
  Ratios of the implied corporate firm value of DTG on September 8, 2010 (computed by subtracting DTG's net cash and cash equivalents (which is defined as the amount by which cash and cash equivalents exceed total debt, excluding fleet debt and cash and cash equivalents that are restricted under the terms of fleet debt) of $217 million at June 30, 2010 from an implied equity value on September 8, 2010 of $1.488 billion) to each of DTG's 2010E corporate EBITDA, 2010E corporate EBITDA (as adjusted), and 2011E corporate EBITDA;

  •
  Ratios of the implied corporate firm value paid for DTG in the merger (computed by subtracting DTG's net cash and cash equivalents of $217 million at June 30, 2010 from an implied aggregate value of the total consideration to be received by holders of shares of DTG common stock in the proposed merger of $1.557 billion) to each of DTG's 2010E corporate EBITDA, 2010E corporate EBITDA (as adjusted), and 2011E corporate EBITDA;

  •
  Ratios of the closing price per share of DTG common stock on September 8, 2010 to each of DTG's estimated EPS for 2010 and estimated EPS for 2011; and

  •
  Ratios of the $50.00 implied per share value of the total consideration to be received by holders of shares of DTG common stock in the merger to each of DTG's estimated EPS for 2010 and estimated EPS for 2011.

        The following tables present the results of this analysis:

Implied Corporate Firm Value Multiples	Corp. EBITDA	Multiples as of September 8, 2010	Implied Consideration Value
2010E Corp. EBITDA	$240 million	5.3x	5.6x
2010E Corp. EBITDA (adjusted)(1)	$165 million	7.7x	8.1x
2011E Corp. EBITDA	$197 million	6.5x	6.8x

Implied P/E Multiples	EPS	Multiples as of September 8, 2010	Implied Consideration Value
2010E EPS	$3.92	12.2x	12.8x
2011E EPS	$3.09	15.5x	16.2x

(1)
Fiscal year 2010 estimated adjusted calculation assumes target depreciation levels of $300 per unit per month, which excludes non-recurring lowered depreciation levels currently experienced in 2010, based on guidance from DTG management. DTG management's fiscal year 2010 estimate without such adjustment assumes $239 per unit per month.

        For purposes of the analysis of multiples at offer price, DTG's financial advisors used management estimates for 2010 and 2011 corporate EBITDA and 2010 and 2011 EPS because DTG's financial advisors believe that the market price of the common stock of DTG generally reflects such forward-looking information. The trading multiple of 5.3x as of September 8, 2010 was calculated using the management estimate for 2010 corporate EBITDA and the corporate firm value of DTG as of September 8, 2010 (based on DTG's net cash and cash equivalents at June 30, 2010). As noted above, the 2010 estimated corporate EBITDA was adjusted for this analysis.

        Select Public Companies Trading Analysis.    DTG's financial advisors reviewed and compared certain financial information, ratios and public market multiples for DTG and Hertz to the corresponding financial information, ratios and public market multiples for the following corporations in the car rental industry:

  •
  Hertz

  •
  Avis Budget

  •
  Avis Europe

  •
  Sixt

  •
  Localiza

        Although none of the selected companies (other than, in the case of Hertz, Hertz) is directly comparable to DTG or Hertz, the companies included were chosen because they are companies with operations that for purposes of analysis may be considered similar to certain operations of DTG and

Hertz. The estimates for EPS and corporate EBITDA contained in the analysis set forth below were based on analyst estimates (referred to as street estimates).

        In their analysis, DTG's financial advisors derived and compared multiples for Hertz, DTG and the selected companies as follows:

  •
  corporate firm value (which is defined as market capitalization plus total debt other than the fleet debt, less cash and cash equivalents other than cash and cash equivalents that are restricted under the terms of fleet debt) as a multiple of estimated corporate EBITDA for calendar year 2011, which is referred to below as "FV/2011E Corp. EBITDA"; and

  •
  the price per share as a multiple of estimated EPS for calendar year 2011, which is referred to below as "2011E P/E."

        The multiples for each of the selected companies and DTG were calculated using the closing price of the selected companies' common stock on September 8, 2010 and were based on street estimates for 2011 corporate EBITDA and 2011 EPS. Other than the market capitalization, the balance sheet data for the analysis set forth below was based on the most recent publicly available information, which was as of June 30, 2010.

Company	Share Price 9/08/10	FV/2011E Corp. EBITDA(1)	2011E P/E
Hertz	$9.76	6.9x	14.1x
Avis Budget	10.21	5.1x	8.4x
Avis Europe	3.07	N/M(2)	N/A
Sixt	31.07	N/M(2)	9.3x
Localiza	14.36	N/M(2)	18.5x
Median		6.0x	11.7x
Mean		6.0x	12.6x
DTG	47.81	6.8x	16.8x

(1)
The street estimate for corporate EBITDA for Hertz was adjusted by DTG's financial advisors to exclude minority interest and to reflect the impact of non-cash equity compensation expense, but was not adjusted to exclude interest income on cash and cash equivalents. With respect to Avis Budget, no adjustments were made by DTG's financial advisors to street estimates for corporate EBITDA. Except as otherwise disclosed hereunder, the street estimates were not adjusted by DTG's financial advisors in connection with any of their analyses.

(2)
"N/M" means not meaningful; no sufficient comparable data available.

        The financial advisors believed that a purely quantitative selected public companies trading analysis would not be useful in the context of the proposed merger. In that connection, DTG's financial advisors ultimately concluded that for purposes of their analysis, Avis Europe, Sixt and Localiza did not have meaningful EBITDA comparable data because available equity research measures those companies using gross EBITDA, which is not comparable to corporate EBITDA, and in addition, P/E multiple comparable data was unavailable for Avis Europe. DTG's financial advisors concluded that using these multiples would be inappropriate and could potentially be misleading. DTG's financial advisors also considered that Avis's capital structure meaningfully reduced its comparability to DTG. Accordingly, DTG's financial advisors selected reference ranges of 5.0x – 7.0x for corporate EBITDA multiples and 12.0x – 18.0x for P/E multiples, based on their experience and judgment, as informed by historical trading multiples of DTG and Hertz.

        In that connection, DTG's financial advisors noted that, over the last five years, the median last twelve months ("LTM") corporate EBITDA multiples as of June 30, 2010 for DTG and Hertz were 5.8x and 7.3x, respectively, and the median one-year forward corporate EBITDA multiples for DTG and Hertz were 6.1x and 6.8x, respectively, over the last five years. Neither LTM corporate EBITDA nor one-year forward corporate EBITDA for DTG was adjusted by DTG's financial advisors to exclude interest income on cash and cash equivalents or the impact of non-cash equity compensation. Median multiples for Hertz were calculated since its 2006 initial public offering. Multiples after the third quarter of 2008 were excluded for both DTG and Hertz given the considerable volatility in the market after the third quarter of 2008.

        Thereafter, in order to derive an equity reference range for DTG with respect to FV/corporate EBITDA, DTG's financial advisors subtracted corporate net debt from the implied corporate firm value and added cash and cash equivalents. DTG's financial advisors then divided the resulting amount from the foregoing calculation by the number of fully diluted shares of DTG. In connection with deriving an equity reference range for DTG with respect to P/E, DTG's financial advisors multiplied the applicable multiple by the applicable EPS.

        The foregoing analysis indicated the following implied per share equity reference range for DTG, rounded to the nearest ten cents, as compared to the implied per share total consideration of $50.00:

Metric	Applicable Amount	Range of Multiples		Implied Per Share Equity Reference Range(2)
2011 FV/Corp. EBITDA Street Estimate(1)	$188 million	5.0x – 7.0	x	$37.30 – $49.20
2011 FV/Corp. EBITDA Management Estimate	$197 million	5.0x – 7.0	x	$38.60 – $51.10
2011 P/E Street Estimate	EPS of $2.84(3)	12.0x – 18.0	x	$34.10 – $51.10
2011 P/E Management Estimate	EPS of $3.09(4)	12.0x – 18.0	x	$37.00 – $55.50

(1)
Street estimates for corporate EBITDA were not adjusted by DTG's financial advisors to exclude interest income on cash and cash equivalents, but were adjusted to reflect the impact of non-cash equity compensation expense.

(2)
The number of fully diluted shares of DTG was calculated by DTG's financial advisors using the treasury stock method, which accounts for shares issuable upon exercise of options that are "in the money."

(3)
Based on a published equity research report.

(4)
Calculated based on DTG management's estimate of 2011 projected net income and a diluted share count of approximately 31 million shares based on the treasury stock method, which accounts for shares issuable upon exercise of options that are "in the money."

        For purposes of the select public companies trading analysis, DTG's financial advisors used street and management estimates for 2011 corporate EBITDA because DTG's financial advisors believe that the market price of the common stock of DTG and the comparable companies generally reflects such forward-looking information.

        Selected Transactions Analysis.    DTG's financial advisors analyzed certain information relating to transactions in the rental car industry since 2000. Specifically, DTG's financial advisors reviewed the following transactions:

Transaction	FV/LTM Corporate EBITDA(1)	LTM P/E Ratio
Eurazeo's acquisition of Europcar announced in March 2006	N/A	17.8x
CD&R, Carlyle and BAMLCP's acquisition of Hertz announced in September 2005	7.4x	16.0x
Cendant's acquisition of Budget Group announced in August 2000	N/M(2)	N/A
Ford Motor Co.'s acquisition of 18.5% of Hertz announced in September 2000	5.5x	10.8x
Cendant's acquisition of 82% of Avis in August 2000	4.9x	10.3x

(1)
DTG's financial advisors used LTM corporate EBITDA for purposes of this analysis because of the varied amounts of interest expense paid by companies in the car rental industry in connection with corporate financing.

(2)
Not meaningful. LTM corporate EBITDA at the time of the transaction was approximately $3 million.

        While none of the companies (other than, in the case of Hertz, Hertz) that participated in the selected transactions are directly comparable to DTG and Hertz and none of the transactions in the selected transactions analysis is directly comparable to the merger, DTG's financial advisors selected these transactions because each of the target companies in the selected transactions was involved in the rental car industry and had operating characteristics and products that for purposes of analysis may be considered similar to certain of DTG's operating characteristics and products.

        For each of the selected transactions, DTG's financial advisors calculated and compared corporate firm value based on the implied transaction price as a multiple of the target's LTM corporate EBITDA. DTG's financial advisors used DTG's LTM corporate EBITDA as of June 30, 2010 for purposes of this analysis, because the relevant corporate EBITDA figures for the respective targets in the selected transactions were the LTM corporate EBITDA figures at the time of such transactions. DTG's financial advisors noted that public financial information was unavailable for certain of the transactions. The results of this analysis indicated a range of FV/LTM corporate EBITDA multiples of 4.9x – 7.4x, with a mean value of 5.9x and a median value of 5.5x. Corporate firm value for purposes of this analysis was calculated in the same manner as corporate firm value was calculated for purposes of the select public companies trading analysis. Although not used to calculate a reference range, DTG's financial advisors also calculated the price to earnings ratio (referred to herein as P/E) for each of the selected transactions for which relevant data was available, and determined that the mean P/E for such transactions was 13.7x and the median was 13.4x. DTG's financial advisors did not calculate a reference range based on P/E ratios because DTG's financial advisors believed that forward estimates of P/E were more appropriate for the selected transactions analysis but only LTM P/E ratios were available.

        DTG's financial advisors applied a range of selected multiples of FV/LTM corporate EBITDA in order to derive an implied equity reference range for DTG and then dividing those amounts by the number of fully diluted shares of DTG. DTG then compared this implied per share equity reference range against the implied per share total consideration. DTG's financial advisors derived a reference range of FV/LTM corporate EBITDA multiples based on DTG's financial advisors' judgment and experience, after being informed by a range of FV/LTM corporate EBITDA multiples of 4.9x – 7.4x, the mean value of 5.9x and the median value of 5.5x of the selected transactions for which relevant data was available.

        Applying a reference range of 5.5x – 7.0x to the management estimate for DTG's LTM corporate EBITDA of $207 million, the foregoing analysis indicated a range of implied equity values per share of approximately $43.50 to $53.40 as compared to the implied per share total consideration of $50.00. The reference range was selected by DTG's financial advisors based on their analyses of various characteristics of the selected companies as compared with industry performance and general business, economic and market conditions, and DTG's financial advisors' experience and judgment. With respect to DTG's management estimate for DTG's adjusted LTM corporate EBITDA, which assumes a normalized fleet depreciation rate of $300 per unit per month, of $142 million, the foregoing analysis indicated a range of implied equity values per share of approximately $32.10 to $38.90 as compared to the implied per share total consideration of $50.00.

        Discounted Cash Flow Analyses.    J.P. Morgan and Goldman Sachs each performed an illustrative discounted cash flow analysis on the forecasts provided by the management of DTG with respect to the estimated future performance of DTG. DTG's financial advisors performed separate discounted cash flow analyses because Goldman Sachs' preferred approach was to rely solely on the financial projections as provided by the management of DTG through 2013, while J.P. Morgan's approach was to rely on the financial projections as provided by the management of DTG and on its extrapolations of such financial projections through 2019 (which extrapolations were reviewed and approved by the management of DTG).

        J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully-diluted equity value per share of DTG's common stock. J.P. Morgan calculated the unlevered free cash flows that DTG is expected to generate for the period beginning September 30, 2010 and ending on December 31, 2019 based upon financial projections prepared by the management of DTG for the periods from September 30, 2010 through 2013, and extrapolations of such estimates for the periods from 2014 through 2019. For purposes of this analysis, management projections for the fourth quarter of 2010 included transaction related expenses and an incremental $50 million of cash taxes due to the potential absence of bonus depreciation re-instatement. The extrapolations were developed by J.P. Morgan but were reviewed and approved by the management of DTG. These extrapolations (which were reviewed and approved by the management of DTG) were based on DTG's historical performance and on the financial performance implied by the projections from DTG's management. Based on assumptions from DTG's management, these projections generally provide for certain decreases in revenue growth; maintenance of constant corporate EBITDA margin, depreciation and amortization as a percentage of sales, capital expenditures, and working capital ratios; and take into account the estimated cash uses and sources related to DTG's fleet enhancements. J.P. Morgan also calculated a range of terminal asset values of DTG at the end of the nine-year period ending December 31, 2019 by applying perpetual unlevered free cash flow growth rates ranging from 2.5% to 3.5% of the unlevered cash flow of DTG during the final year of such nine-year period. The perpetual unlevered free cash flow growth rates were determined based on a 1% growth in unit price (consistent with the growth of inflation); a 2% growth in volume (which was a comparative growth assumption for overall volume in the industry); and J.P. Morgan's judgment and experience. The unlevered free cash flows and range of terminal asset values were then discounted to present values (assuming a valuation date of September 30, 2010) using a range of discount rates from 11.5% to 13.5% which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of DTG and taking into account macro-economic assumptions, estimates of risk and other appropriate factors. Unlevered free cash flows were calculated as earnings before corporate interest, after tax, plus corporate depreciation and amortization, less cash expenditures that are not expensed (but are viewed as required to operate the business), and net of changes to deferred taxes, cash used for fleet enhancements, restricted cash, and net working investment. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for DTG's estimated cash and cash equivalents, option exercise proceeds, and total debt. Based on the adjusted management projections and a range of discount rates from 11.5% to 13.5%, the discounted cash flow analysis implied a range for DTG's common stock of approximately $43.90 to $55.50 per share. J.P. Morgan also calculated the sensitivity of DTG's common stock to a $1.00 decline in revenues per day, which analysis implied a range for DTG's common stock of approximately $39.30 to $49.30 per share.

        Goldman Sachs performed an illustrative discounted cash flow analysis on DTG using estimates provided by DTG's management for fiscal years 2010-2013. Goldman Sachs performed illustrative discounted cash flow analyses to generate reference ranges for the implied present value per share of DTG's common stock by calculating the total present value of the estimated free cash flows of the period beginning September 30, 2010 and ending on December 31, 2013. For purposes of Goldman Sachs' illustrative discounted cash flow analysis, free cash flow was calculated using the projections provided by DTG's management. Goldman Sachs calculated free cash flow as DTG's projected corporate EBITDA, minus taxes (calculated by multiplying the tax rate contained in the projections provided by DTG's management by DTG's projected corporate earnings before interest and taxes), minus its projected capital expenditures, minus the projected increase in net working capital, minus certain other corporate cash flow items and the net cash impact of fleet operations to the corporate entity. For purposes of this analysis, management projections for the fourth quarter of 2010 included transaction related expenses and an incremental $50 million of cash taxes due to the potential absence of bonus depreciation re-instatement. In conducting its discounted cash flow analysis, Goldman Sachs used a range of discount rates derived by utilizing a weighted average cost of capital analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for DTG, as well as certain financial metrics for the United States equity markets generally. Goldman Sachs then calculated the present value (assuming a valuation date of September 30, 2010) of DTG's terminal value at December 31, 2013 by applying a range of corporate EBITDA multiples of 5.0x to 7.0x (which was selected by Goldman Sachs based on its judgment and experience as informed by the historical trading range for DTG) to DTG's estimated 2013 corporate EBITDA and using discount rates ranging from 12.0% to 14.0%, which were based upon Goldman Sachs' judgment of an illustrative range based upon the above analysis. Goldman Sachs then calculated the implied value per share of DTG's common stock by adding the present value of the three and one quarter years of projected cash flows beginning from September 30, 2010 to the present value of DTG's terminal value at December 31, 2013. This analysis resulted in a range of illustrative implied present values of approximately $41.00 to $54.10 per share of DTG's common stock.

        Present Value of Future Stock Price Analysis.    DTG's financial advisors performed an illustrative analysis of the implied present value of the future stock price of DTG, which is designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future corporate EBITDA and its assumed firm value to corporate EBITDA multiple. For this analysis, DTG's financial advisors used the financial projections for DTG prepared by the management of DTG for each year from 2010 through and including 2013. DTG's financial advisors first multiplied the corporate EBITDA estimates by firm value to forward corporate EBITDA multiples of 5.0x to 7.0x and next subtracted the net cash and cash equivalent estimates for each year from 2010 through and including 2013 using estimates prepared by the management of the company. DTG's financial advisors then calculated the implied per share future equity values for the common stock of DTG from 2010 to 2013, and then discounted those values using a discount rate of 15.0%. In conducting its present value of future stock price analysis, DTG's financial advisors used a discount rate of 15.0% derived by utilizing a cost of equity analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for DTG, as well as certain financial metrics for the United States equity markets generally. The applied discount rate of 15.0% was based upon DTG's financial advisors' judgment of an illustrative range based upon the above analysis. The implied per share future equity values for years 2011, 2012 and 2013 were discounted by 1 year, 2 years and 3 years, respectively. After giving effect to such discounting, the analysis yielded the implied per share market values of DTG common stock ranging from $45.49 to $60.90 for 2010, $32.85 to $43.83 for 2011, $32.15 to $42.77 for 2012, and $33.57 to $44.22 for 2013.

        Pro Forma Merger Analysis.    Based upon the $50.00 implied per share value of the cash and stock consideration to be paid to holders of DTG common stock pursuant to the amended merger agreement, DTG's financial advisors prepared pro forma analyses of the forecasted financial impact of the proposed merger using revenue estimates and earnings estimates for DTG and Hertz prepared by their respective managements. DTG's financial advisors performed this analysis based on an assumed December 31, 2010 date of completion for the proposed merger. For the years 2011 and 2012, DTG's financial advisors compared the total revenue and the earnings estimates of DTG, on a standalone basis, and Hertz, on a standalone basis, to the total revenue and earnings estimates of the resulting company. The pro forma merger analysis assumed initial implementation costs are incurred and estimated potential run-rate synergies are fully achieved (based upon information provided by and discussions with DTG management and a preliminary estimate of synergies from Hertz management) in the second year after the transaction date, with half of the synergies achieved in each of 2011 and 2012, accordingly. Based on these analyses, the proposed merger would be accretive to Hertz on an earnings per share basis in the above scenarios in the years 2011 and 2012. Assuming no synergies, the proposed merger would be 1.8% and 1.9% accretive to Hertz's EPS in 2011 and 2012, respectively, and assuming synergies of $180 million are phased-in over a two-year period, the proposed merger would be 16.2% and 21.6% accretive to Hertz's EPS in 2011 and 2012, respectively.

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by DTG's financial advisors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying DTG's financial advisors' opinions. In arriving at its respective fairness determination, each of DTG's financial advisors considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, each of DTG's financial advisors made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Other than DTG or Hertz, no company or transaction used in the above analyses as a comparison is directly comparable to DTG or Hertz or the contemplated transaction.

        DTG's financial advisors prepared these analyses for purposes of providing their respective opinions to DTG's board of directors as to the fairness from a financial point of view of the total consideration to be paid to the holders of DTG common stock in the proposed merger. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results, including estimates of the synergies, are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of DTG, Hertz, Goldman Sachs, J.P. Morgan or any other person assumes responsibility if future results are materially different from those forecasted.

        As described above, J.P. Morgan's and Goldman Sachs' opinions to DTG's board of directors were one of many factors taken into consideration by the DTG board of directors in making its determination to approve the amended merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by each of J.P. Morgan and Goldman Sachs in connection with the fairness opinions and is qualified in its entirety by reference to the written opinions of J.P. Morgan and Goldman Sachs included as Annexes S-B and S-C, respectively.

Hertz's Reasons for the Merger

        The definitive proxy statement/prospectus describes Hertz's reasons for the merger up to and including August 16, 2010. The discussion below supplements that description up to and including the date of this supplement.

        In reaching its decision to adopt the amended merger agreement, the Hertz board of directors was mindful of the matters described in the section titled "The Merger—Hertz's Reasons for the Merger" beginning on page 94 of the definitive proxy statement/prospectus. The Hertz board of directors expressed its belief that those matters were still applicable. In addition to those factors, in reaching its decision to adopt the amendment increasing the cash merger consideration to be paid to DTG stockholders in connection with the merger, the Hertz board of directors considered, among other things, the following additional factors:

  •
  DTG's improved operating performance since the April 2010 execution of the merger agreement, which led DTG to revise upward its previously disclosed expectations for 2010 corporate adjusted earnings before interest, taxes, depreciation and amortization, and to reduce its estimated 2010 fleet cost target;

  •
  the board's higher level of confidence as to Hertz's ability to secure regulatory clearance of the merger on acceptable terms;

  •
  Avis's published offer, to remain open until five days after rejection of the merger agreement at the scheduled September 16 special meeting, to acquire DTG at a price per share equal to $40.75 in cash (including a pre-closing special dividend by DTG consistent with the Hertz merger agreement) and 0.6543 of a share of Avis common stock, subject to receipt of regulatory approval;

  •
  the fact that, during the period between the execution of the merger agreement and the amendment, the market price of Hertz's common stock had declined while the market price of DTG's common stock had increased to a level substantially in excess of the merger consideration under the merger agreement, calling into question whether the merger agreement would be approved by DTG's stockholders at the scheduled September 16 special meeting;

  •
  DTG's refusal to postpone the scheduled September 16 special meeting;

  •
  the Hertz board of directors' conclusion that, after giving effect to the increase in the merger consideration under the amendment, the merger would remain accretive to Hertz's earnings and essentially credit neutral, and would enhance Hertz's shareholder value; and

  •
  the Hertz board of directors' conclusion that the increase in the merger consideration provided for by the amendment offered the best opportunity to secure prompt approval of the merger by DTG's stockholders.

        The Hertz board of directors also considered a number of potentially negative factors in its deliberations considering the merger, including:

  •
  the Hertz board of directors' conclusion that the value to Hertz of the reported improvements in DTG's business since the April 2010 execution of the merger agreement would only partially offset the cost to Hertz of the increased merger consideration provided for under the amendment;

  •
  the Hertz board of directors' conclusion that investors had failed to adequately take into account the relative antitrust risk, and consequent deal completion risk, of a combination by DTG with Avis versus Hertz;

  •
  the liquidity impact of increased cash consideration;

  •
  the risk that even with the increase in the merger consideration effected by the amendment, there was no assurance that the amended merger agreement would be approved by DTG's stockholders;

  •
  the board of directors' conclusion that Hertz would be unable to secure timely antitrust regulatory approval of the merger without the divestiture of its Advantage brand and the potential adverse financial impact to Hertz from an Advantage divestiture; and

  •
  the risks described in the section entitled "Update to Risk Factors."

        In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Hertz board of directors did not find it useful and did not attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the amended merger agreement. In addition, individual members of the Hertz board of directors may have given differing weights to different factors. The Hertz board of directors conducted an overall review of the factors described above and consulted with Hertz's management and outside legal and financial advisors regarding certain of the matters described above.

Updated DTG Unaudited Prospective Financial Information

        The following description of the unaudited prospective financial information of DTG pertains only to the deliberations by DTG's and Hertz's board of directors relating to the adoption of the amendment and not to the deliberations by DTG's and Hertz's board of directors relating to the adoption of the merger agreement. For a description of the unaudited prospective financial information of DTG pertaining to the deliberations by Hertz's and DTG's board of directors relating to the adoption of the merger agreement see the section titled "DTG Unaudited Prospective Financial Information" in the definitive proxy statement/prospectus.

        DTG does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, DTG is including this prospective financial information in this supplement to provide its stockholders access to certain non-public unaudited prospective financial information that was made available to DTG's board of directors and to its financial advisors in connection with the merger. The information provided to DTG's board of directors and financial advisors included estimates of fleet size, revenue, Corporate Adjusted EBITDA, earnings per share and free cash flow for the fiscal years 2010 through 2013. This prospective financial information was prepared in August 2010, based solely on information available at that time, by DTG's management. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of DTG, Hertz, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, nor should this information be relied on as such. None of Hertz, DTG or their respective affiliates assumes any responsibility for the accuracy of this information.

        While presented with numeric specificity, the unaudited prospective financial information reflects numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions, foreign currency rates, interest on investments, and matters specific to DTG's business, such as competitive conditions, the market for the sale of used vehicles and the approval and successful launch of new locations and services competitive conditions, many of which are beyond DTG's control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. DTG's stockholders are urged to review the DTG 10-Q and DTG 10-K for a description of risk factors with respect to DTG's business. See "Cautionary Note Regarding Forward-Looking Statements" and "Update to Where You Can Find More Information." The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of

Certified Public Accountants for preparation and presentation of prospective financial information. Neither Deloitte & Touche LLP, DTG's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The unaudited prospective financial information set forth below was provided to J.P. Morgan and Goldman Sachs for use in connection with their financial analyses and fairness opinions relating to the merger and, in some cases, J.P. Morgan and Goldman Sachs adjusted these numbers in connection with their financial analyses. Each of these adjustments was approved by DTG's management and described in "—Updated Opinions of DTG's Financial Advisors—J.P. Morgan and Goldman Sachs." The report of DTG's independent registered public accounting firm contained in the DTG 10-K, which is incorporated by reference into this supplement, relates to DTG's historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

(dollars in millions)	2010E(a)	2011E	2012E	2013E
Average Fleet (000s)	102.2	105.2	108.4	111.6
Revenues	1,546	1,617	1,699	1,785
(% growth)	0.0%	4.6%	5.1%	5.1%
Corporate Adjusted EBITDA	245	201	224	260
(% margin)	15.8%	12.4%	13.2%	14.6%
Diluted Earnings Per Share	$3.92	$3.09	$3.59	$4.27
Free Cash Flow	(7)	6	8	133
(% of Corporate Adjusted EBITDA)	(2.9)%	3.0%	3.6%	51.2%

(a)
2010 EBITDA and EPS adjusted to exclude approximately $21 million in transaction related expenses not related to ongoing operations.

        Corporate Adjusted EBITDA means earnings, excluding the impact of the (increase) decrease in fair value of derivatives, before non-vehicle interest expense, income taxes, non-vehicle depreciation, amortization, and certain other items. Corporate Adjusted EBITDA is not defined under GAAP and should not be considered as an alternative measure of DTG's net income, operating performance, free cash flow or liquidity. Corporate Adjusted EBITDA amounts presented may not be comparable to similar measures disclosed by other companies, including Hertz. The amounts set forth above under Corporate Adjusted EBITDA include interest income on unrestricted cash of $0.8 million in 2010, $1.0 million in 2011, $2.3 million in 2012 and $4.6 million in 2013.

        In preparing the above unaudited prospective financial information, DTG made the following material assumptions for the period from 2010 to 2013:

  •
  no legislative changes affecting the U.S. car rental market;

  •
  no significant economic or regulatory changes to DTG's key product markets;

  •
  no significant impact from pending litigation;

  •
  exclusion of merger-related transaction costs;

  •
  utilization rates ranging from 81.4 to 81.6%;

  •
  2% annual increases in revenue per day from 2011 through 2013;

  •
  2% annual inflation on all direct vehicle operating and SG&A expenses, in addition to 2% inflation in the purchase price of vehicles and the related depreciation per unit from 2011 through 2013;

  •
  approximately 30.4 million transaction days in 2010, increasing by approximately 3% per year beginning in 2011;

  •
  2010 foreign currency rates were used for all years; accordingly, the impact of foreign currency volatility has not been considered; and

  •
  one-month LIBOR will increase during the period from approximately 0.28% in 2010 to an average rate of 1.81% in 2013.

        No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by DTG's management that DTG's management believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the merger. DTG's stockholders are urged to review DTG's most recent SEC filings for a description of DTG's reported and anticipated results of operations, financial condition and capital resources during 2010, including the discussion under the caption "Outlook for 2010" (which forms a part of "Management's Discussion and Analysis of Financial Condition and Results of Operations") in the DTG 10-Q for the period ended June 30, 2010, as well as the DTG 10-K, which are incorporated by reference into this supplement.

        Because of the forward-looking nature of the unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. DTG believes that there is a degree of volatility with respect to certain of DTG's GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude DTG from providing accurate forecasted GAAP to non-GAAP reconciliations.

        For the reasons identified above, DTG believes that providing estimates of the amounts that would be required to reconcile prospective adjusted diluted earnings per share to forecasted diluted earnings per share, and Corporate Adjusted EBITDA and free cash flow to income before income taxes and cash flows from operating activities would imply a degree of precision that would be confusing or misleading to investors.

        Readers of this supplement are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by DTG, Hertz or any other person to any stockholder of DTG regarding the ultimate performance of DTG compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this supplement should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such.

DTG DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF INTERVENING OR FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Hertz Unaudited Prospective Financial Information

        The following description of the unaudited prospective financial information of Hertz pertains only to the deliberations by Hertz's and DTG's board of directors relating to the adoption of the amendment and not to the deliberations by Hertz's and DTG's board of directors relating to the adoption of the merger agreement. For a description of the unaudited prospective financial information of Hertz pertaining to the deliberations by Hertz's and DTG's board of directors relating to the adoption of the merger agreement see the section titled "Hertz Unaudited Prospective Financial Information" in the definitive proxy statement/prospectus.

        Hertz does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Hertz is including this prospective financial information in this supplement to provide DTG's stockholders access to certain non-public unaudited prospective financial information that was made available to Hertz's and DTG's respective boards of directors and to DTG's financial advisors in connection with the merger. This information included estimates of revenue, Corporate EBITDA and adjusted diluted earnings per share for the fiscal years 2010 and 2011. This prospective financial information was prepared in July and August 2010, based solely on information available at that time, by Hertz's management in developing Hertz's strategic plan for 2011 and beyond, which plan has not yet been finalized. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Hertz, DTG, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, nor should this information be relied on as such. None of Hertz, DTG or their respective affiliates or representatives assumes any responsibility for the accuracy of this information.

        While presented with numeric specificity, the unaudited prospective financial information reflects numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions, foreign currency rates, interest on investments, and matters specific to Hertz's business, many of which are beyond Hertz's control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. DTG's stockholders are urged to review the Hertz 10-Q and Hertz 10-K for a description of risk factors with respect to Hertz's business. See "Cautionary Note Regarding Forward-Looking Statements" and "Update to Where You Can Find More Information." The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither PricewaterhouseCoopers LLP, Hertz's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The unaudited prospective financial information set forth below was provided to J.P. Morgan and Goldman Sachs for use in connection with their financial analyses and fairness opinions relating to the merger. See "—Updated Opinions of DTG's Financial Advisors—J.P. Morgan and Goldman Sachs." The report of Hertz's independent registered public accounting firm contained in the Hertz 10-K, which is incorporated by reference into this supplement, relates to Hertz's historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

(dollars in millions)	2010E	2011E
Revenues	$7,503.6	$7,987.0

(% growth)	5.7%	6.4%

Corporate EBITDA	$1,097.7	$1,379.0

(% margin)	14.6%	17.3%

Adjusted Diluted Earnings Per Share	$0.52	$0.87

        Hertz defines Corporate EBITDA differently from how the term "EBITDA" is commonly used. Corporate EBITDA means "EBITDA" as that term is defined under Hertz's senior credit facilities, which is generally consolidated net income before net interest expense (other than interest expense relating to certain car rental fleet financing), consolidated income taxes, consolidated depreciation (other than depreciation related to the car rental fleet) and amortization and before certain other items, in each case as more fully defined in the agreements governing Hertz's senior credit facilities. The other items excluded in this calculation include, but are not limited to: non-cash expenses and charges; extraordinary, unusual or non-recurring gains or losses; gains or losses associated with the sale or write-down of assets not in the ordinary course of business; and earnings to the extent of cash dividends or distributions paid from non-controlled affiliates. Further, the covenants in Hertz's senior credit facilities are calculated using Corporate EBITDA for the most recent four fiscal quarters as a whole. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or for any complete fiscal year. The GAAP measures most directly comparable to Hertz's use of Corporate EBITDA are income before income taxes and cash flows from operating activities. Because other companies may calculate EBITDA and Corporate EBITDA differently than Hertz does, EBITDA may not be, and Corporate EBITDA as presented is not, comparable to similarly titled measures reported by other companies, including DTG.

        Hertz calculated the prospective adjusted diluted earnings per share information for 2010 by dividing prospective adjusted net income by 410 million shares, which represents the approximate number of shares outstanding as of December 31, 2009 and for 2011 by dividing prospective adjusted net income by 438 million shares, which represents the estimated diluted number of shares outstanding at the end of 2011. Hertz defines adjusted net income as adjusted pre-tax income less a provision for income taxes derived utilizing a normalized income tax rate (in this case, 34%) based on Hertz management's estimate of Hertz' long-term rate, and defines adjusted pre-tax income as income before income taxes and noncontrolling interest plus non-cash purchase accounting charges, non-cash debt charges relating to the amortization of debt financing costs and debt discounts and certain one-time charges and non-operational items. The GAAP measure most directly comparable to adjusted diluted earnings per share is diluted earnings per share.

        Because of the forward-looking nature of the unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. Hertz believes that there is a degree of volatility with respect to certain of Hertz's GAAP measures, primarily related to fair value accounting for its financial assets (which includes Hertz's derivative financial instruments), its income tax reporting and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Hertz from providing accurate forecasted GAAP to non-GAAP reconciliations.

        For the reasons identified above, Hertz believes that providing estimates of the amounts that would be required to reconcile prospective adjusted diluted earnings per share to forecasted diluted earnings per share and Corporate EBITDA to income before income taxes and cash flows from operating activities would imply a degree of precision that would be confusing or misleading to investors.

        In preparing the above unaudited prospective financial information, Hertz made the following material assumptions for the period from 2010 through 2011:

  •
  no legislative changes affecting the U.S. car rental market;

  •
  no significant economic or regulatory changes to Hertz's key product markets;

  •
  no significant impact from pending litigation;

  •
  exclusion of merger-related transaction costs;

  •
  assumed improvement in the worldwide economies led by the U.S.;

  •
  commercial and leisure business in U.S. and Europe car rental improving throughout 2010;

  •
  expectations of growth in volume and pricing in 2011 for car rental business;

  •
  equipment rental business would have 2010 as trough year and show top line growth improvement in 2011;

  •
  exclusion of the impact of divesting Hertz's Advantage business or other assets to secure regulatory clearance of the merger;

  •
  inflation assumed at 2-3% in costs and pricing; and

  •
  fleet size commensurate with volume while achieving moderate utilization improvement.

        No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by Hertz's management that Hertz's management believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the merger. DTG's stockholders are urged to review Hertz's most recent SEC filings for a description of Hertz's reported and anticipated results of operations, financial condition and capital resources during 2010, including the Hertz 10-K, which is incorporated by reference into this supplement.

        Readers of this supplement are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Hertz, DTG or any other person to any stockholder of DTG regarding the ultimate performance of Hertz compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this supplement should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such.

        HERTZ DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF INTERVENING OR FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Interests of Certain Persons in the Merger

        The information below reflects the effects of the amended merger agreement and updates certain of the information presented in "The Merger—Interests of Certain Persons in the Merger" beginning on page 103 of the definitive proxy statement/prospectus.

        Members of the DTG board of directors and the executive officers of DTG (and individuals who served in such roles during the last fiscal year) may have interests in the merger that are different from, or are in addition to, the interests of DTG's stockholders generally. The DTG board of directors was aware of these interests and considered them, among other matters, in adopting and approving the amended merger agreement and in determining to recommend to DTG stockholders to adopt the amended merger agreement. These interests, which are described below, should be read in conjunction with the interests that are described in the section entitled "The Merger—Interests of Certain Persons in the Merger" beginning on page 103 of the definitive proxy statement/prospectus.

  Directors of DTG

        Each independent director of DTG (i.e., all directors of DTG other than Mr. Thompson) received a grant of 3,560 restricted stock units on January 27, 2010, which are scheduled to vest on December 31, 2010. In addition, the directors hold restricted stock units that have been earned but are deferred pursuant to deferral agreements as follows: 66,950, 0, 34,791, 40,810 and 62,451 for Mr. Capo, Hon. Edward C. Lumley, Richard W. Neu, John C. Pope and Maryann N. Keller, respectively. Pursuant to the terms of the amended merger agreement, at the effective time of the merger, all outstanding unvested restricted stock units will immediately vest and each director will be entitled to receive a lump sum cash payment with respect to all such director's restricted stock units, whether outstanding or earned but deferred, equal to the product of (1) the number of shares of DTG common stock subject to the award and (2) the sum of (A) $43.60 and (B) the value of the stock portion of the merger consideration, valued at the closing price per share of Hertz common stock on the date of the merger (or if not a trading day, the last trading day prior to the merger).

  Treatment of Outstanding Options and Equity Awards

        Under the terms of the DTG Second Amended and Restated Long Term Incentive and Director Equity Plan, as amended, referred to as the Plan, the merger will constitute a change in control.

  Stock Options

        The Plan provides that, at the effective time of the merger, each outstanding unvested option to purchase shares of DTG common stock will vest and become exercisable. Pursuant to the terms of the amended merger agreement, at the effective time of the merger, each outstanding option to purchase shares of DTG common stock will be converted into an option to purchase shares of Hertz common stock, on the same terms and conditions as applicable to the options to purchase shares of DTG common stock, except that the number of shares of Hertz common stock and the exercise price per share will be adjusted based on the merger consideration, the special dividend per share amount and the closing price per share of Hertz common stock on the closing date of the merger (or if not a trading day, the last trading day before the merger). The number of unvested stock options held by DTG's named executive officers as of September 10, 2010, were as follows: 393,316, 186,666, 215,387, 124,947 and 117,715 for Scott Thompson, Clifford Buster, Scott Anderson, Vicki Vaniman and Rick Morris, respectively.

  Restricted Stock Units

        Pursuant to the terms of the amended merger agreement, at the effective time of the merger, all outstanding awards of restricted stock units will vest and be converted into a right to receive a lump sum cash payment equal to the product of (1) the number of shares of DTG common stock subject to such award and (2) the sum of (A) $43.60 and (B) the value of the stock portion of the merger consideration, valued at the closing price per share of Hertz common stock on the closing date of the merger (or if not trading day, the last trading day prior to the merger). Mr. Thompson is the only executive officer who holds restricted stock units. The number of unvested restricted stock units held by Mr. Thompson as of September 10, 2010, was 80,109.

  Performance Units

        Pursuant to the terms of the amended merger agreement, at the effective time of the merger, all outstanding award of performance units will vest and be converted into a right to receive a lump sum cash payment equal to the product of (1) the number of shares of DTG common stock subject to such award as if performance was achieved at the target level and (2) the sum of (A) $43.60 and (B) the value of the stock portion of the merger consideration, valued at the closing price per share of Hertz common stock on the closing date of the merger (or if not a trading day, the last trading day prior to the merger). The number of performance units held by DTG's named executive officers, if performance was achieved at the target level, as of September 10, 2010, were as follows: 9,450, 0, 5,981, 3,828 and 7,416 for Messrs. Thompson, Buster, Anderson and Morris and Ms. Vaniman, respectively.

  Deferred Compensation Balances

        Pursuant to the terms of the amended merger agreement, no later than five days after the closing of the merger, all account balances then outstanding under DTG's Amended and Restated Deferred Compensation Plan, Retirement Plan, 2009 Deferred Compensation Plan, Deferred Compensation Plan—Management 2010 and any individual deferral agreements with executive officers and directors will be paid out to participants, less any required withholding taxes. The account balances of DTG's named executive officers as of September 10, 2010 were as follows: $134,486, $67,641, $104,912, $62,245 and $1,108,586, for Messrs. Thompson, Buster, Anderson and Morris and Ms. Vaniman, respectively. A portion of Ms. Vaniman's deferred compensation is held in the form of shares of DTG common stock, which will be entitled to receive the merger consideration and special dividend per share amount.

  Change in Control Agreements

        DTG has entered into an Employment Continuation Agreement with Mr. Thompson and an Employment Continuation Plan in which all of the executive officers, other than Mr. Thompson, are participants. The merger will constitute a change in control under both arrangements.

        In the event of an involuntary termination of an executive officer's employment without cause or for good reason on the date of or within the two years immediately following the merger, or if Mr. Thompson terminates his employment for any reason during the 30-day period immediately following the first anniversary date of the merger, the applicable executive officer will receive the following:

  •
  a severance payment equal to three times base salary (in the case of Mr. Thompson) or two and one-half times base salary (in the case of the other executive officers), plus

  •
  three times (in the case of Mr. Thompson) or two and one-half times (in the case of the other executive officers) the greater of (i) the average of the annual incentive payment made during the last two fiscal years, (ii) the amount of the annual incentive payment made in 2009 and (iii) the target bonus opportunity for 2010, plus

  •
  the greater of the actual or target incentive compensation amount, prorated for the year of termination, plus

  •
  continuation of health and life benefits for three years (in the case of Mr. Thompson) or two and one-half years (in the case of the other executive officers).

        In addition, the executive officers will be provided with outplacement benefits of up to $35,000 for Mr. Thompson and up to $20,000 for each of the other executive officers. The executive officers will also be entitled to a vehicle allowance for three years (in the case of Mr. Thompson) or two and one-half years (in the case of the other executive officers) in accordance with the policies and procedures of DTG.

        The present value of the amounts the executive officers are eligible to receive upon a qualifying termination of employment following a change in control must be set aside in a trust on the earlier of the date of the merger or the date that DTG's board declares that a change in control is imminent. The aggregate amount that will be funded into the trust on behalf of DTG's executive officers is $13,279,443.

        Mr. Thompson's Employment Continuation Agreement provides that, in the event that any payment and benefit he receives in connection with the merger results in Mr. Thompson being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, he will receive an additional payment, referred to as the gross-up, such that Mr. Thompson will be placed in the same after-tax position as if no such excise tax had been imposed. The Employment Continuation Plan was amended in 2010 to provide for a reduction of payments and provision of benefits to the extent they would otherwise result in an excess parachute payment under Section 280G of the Internal Revenue Code.

        The following table sets forth for each executive officer of DTG the amount in cash, assuming completion of the merger on December 31, 2010 and that the sum of the merger consideration per share and special dividend per share amount is equal to $50.00 (based on the closing price for Hertz common stock on September 10, 2010, the last trading date before Hertz and DTG announced the execution of the amended merger agreement) that would be received in respect of the following: (i) in the event of a qualifying termination, the Employment Continuation Agreement (in the case of Mr. Thompson) or Employment Continuation Plan (in the case of the other executive officers) and (ii) outstanding performance units and restricted stock units. The value of the acceleration of the vesting of the options that is reported in the table below is based on the difference between (1) $50.00 (the sum of the merger consideration per share and the special dividend per share amount based on the closing price for Hertz common stock on September 10, 2010, the last trading date before Hertz and DTG announced the execution of the amended merger agreement) and (2) the exercise price of the applicable option. The following table does not take into account awards that will otherwise become vested in the ordinary course in accordance with the terms and conditions of such awards prior to December 31, 2010 without regard to the proposed merger.

				Equity Awards
Name	Severance(1)		Benefits Continuation	Vesting of Performance Units(3)	Vesting of Restricted Stock Units and Stock Options	Accrued Vacation	Outplacement Services	Gross-Up	Deferred Compensation		Total ($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)		(i)
Scott L. Thompson	$4,675,000		$74,596	$472,500	$17,732,524	$67,692	$35,000	$3,194,028	$134,486		26,385,826
H. Clifford Buster III	$1,818,750		$50,460	—	$7,108,200	$36,923	$20,000	—	$67,641		9,101,974
R. Scott Anderson	$2,576,563		$51,046	$299,050	$7,818,940	$52,308	$20,000	—	$104,912		10,922.819
Vicki J. Vaniman	$1,020,187	(2)	$47,379	$370,800	$4,763,192	$35,077	$20,000	—	$70,403	(4)	6,327,038
Rick L. Morris	$1,337,500		$62,164	$191,400	$4,577,908	$30,769	$20,000	—	$62,245		6,281,986

(1)
The amounts in column (b) for each executive officer include three times base salary (in the case of Mr. Thompson) or two and one-half times base salary (in the case of the other executive officers) plus three times (in the case of Mr. Thompson) or two and one-half times (in the case of the other executive officers) the actual incentive payment made in 2009, plus the target incentive compensation amount for 2010, as the Change in Control date is assumed to be December 31, 2010.

(2)
The amount in column (b) for Ms. Vaniman reflects a reduction in payments pursuant to the 2010 amendment of the Employment Continuation Plan, which requires a reduction of payments and provision of benefits to the extent they would otherwise result in an excess parachute payment under Section 280G of the Internal Revenue Code.

(3)
The amounts in column (d) for all of the executive officers except Mr. Buster (who has no performance units), represent 100% of the target award for the Performance Unit Plan covering the 2008-2010 performance period.

(4)
This amount does not include the value of shares of DTG common stock held pursuant to a deferred compensation plan, which will be entitled to receive the merger consideration and special dividend per share amount as described above.

  Special Dividend

        Record holders of DTG common stock immediately prior to the effective time of the merger will receive a dividend from DTG in an amount equal to the special dividend per share amount for each share of DTG common stock that they hold at such time. Holders of outstanding restricted stock units and performance units will also be paid the special dividend per share amount, which is incorporated into the formula underlying the lump sum cash payment for these two forms of equity. The special dividend per share amount will be equal to $200,000,000 divided by the sum of (1) the number of issued and outstanding shares of DTG common stock immediately prior to the effective time of the merger, (2) the number of shares of DTG common stock that would be delivered to the holders of performance units outstanding immediately prior to the effective time of the merger if performance was achieved at the target level and (3) the number of shares of DTG common stock to which the restricted stock units outstanding as of immediately prior to the effective time pertain. As of September 10, 2010, for purposes of the special dividend, other than as such is payable with respect to performance units and restricted stock units, (i) each of the directors has beneficial ownership of shares of DTG common stock as follows:

0, 47,268, 0, 28,643 and 0 for Mr. Capo, Hon. Edward C. Lumley, Richard W. Neu, John C. Pope and Maryann N. Keller, respectively, and (ii) each of the named executive officers has beneficial ownership of shares of DTG common stock as follows: 133,441, 4,000, 36,678, 5,562 and 33,072 for Messrs. Thompson, Buster, Anderson and Morris and Ms. Vaniman, respectively. The shares beneficially owned by Ms. Vaniman include shares held under a deferred compensation plan described above.

Litigation Relating to the Merger

        The definitive proxy statement/prospectus describes the litigation relating to the merger up to and including August 16, 2010. The discussion below supplements that description up to and including the date of this supplement.

        In the joint action pending in the federal district court for the Northern District of Oklahoma, Rice v. Dollar Thrifty Automotive Group, Inc. (No. 10-CV-294, N.D. Okla.), defendants filed a motion to dismiss the amended complaint on June 21, 2010, arguing that the proxy claims are premature, that the amended complaint fails to state a claim for relief and that the action should be dismissed on the ground of forum non conveniens. Plaintiffs filed their opposition to the motion to dismiss on August 5, 2010. Defendants filed a reply on September 7, 2010, noting that plaintiffs' proxy claims have now been mooted by the filing of the definitive proxy and that the plaintiffs are now part of a class certified in the Delaware Court of Chancery.

        In the consolidated action in the Delaware Court of Chancery, In re Dollar Thrifty Shareholder Litigation (Consolidated C.A. No. 5458-VCS), Vice Chancellor Leo E. Strine, Jr. held a hearing on August 25, 2010, on plaintiffs' motion for class certification and plaintiffs' motion for preliminary injunction seeking to enjoin DTG from holding a shareholder vote on the proposed merger. On August 26, 2010, Vice Chancellor Strine certified a class consisting of any and all record and beneficial holders of DTG common stock, their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, who held Dollar Thrifty common stock at any time between and including April 25, 2010 and the date of the consummation or termination of a merger between DTG and Hertz. The order named the plaintiffs in the Delaware action as class representatives, and named counsel of record for the Delaware plaintiffs as class counsel.

        On September 8, 2010, Vice Chancellor Strine issued a memorandum opinion denying plaintiffs' motion for preliminary injunction. The court held that the factual record did not support plaintiffs' claim that the DTG board of directors likely breached their fiduciary duties in entering into the merger agreement with Hertz and Merger Sub, and that plaintiffs therefore did not have a reasonable probability of success on the merits of their fiduciary duty claim. The court also determined that the deal protections contained in the merger agreement were not preclusive to a serious topping bidder. The court held that there was no basis for it to intervene, and that the DTG stockholder vote on the proposed merger may proceed.

        Hertz, Merger Sub and DTG believe that the claims stated in the DTG stockholder complaints against them (and, in DTG's case, its directors) are all without merit, and they intend to continue to defend the actions vigorously.

        On September 3, 2010, one of DTG's licensees, CMC Investments, Inc., indicated in a letter to Mr. Thompson and Mr. Capo its intent to file a suit against DTG in federal court, alleging a violation of Section 7 of the Clayton Antitrust Act. The letter stated that CMC Investments, Inc. would seek a permanent injunction prohibiting the acquisition of DTG by any of Hertz, The Hertz Corporation, or Avis. No complaint has yet been filed. DTG believes that any potential claims under Section 7 of the Clayton Antitrust Act are without merit, and it intends to defend any such action vigorously.

AMENDMENT TO THE MERGER AGREEMENT

        The following section describes the material terms of the amendment. This description of the amendment is qualified in its entirety by reference to the full text of the amendment, which is attached as Annex S-A to this supplement and is incorporated herein by reference. The amendment has been included to provide you with information regarding its terms. Hertz and DTG encourage you to read the entire amendment.

        The summary below is included in this supplement only to provide you with information regarding the terms and conditions of the amendment, and not to provide any other factual information regarding Hertz, DTG or their respective businesses. Accordingly, the provisions of the amended merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this supplement and in the documents incorporated by reference into this supplement. See "Update to Where You Can Find More Information" for the location of information incorporated by reference into this supplement.

        The representations, warranties and covenants contained in the merger agreement and described in the definitive proxy statement/prospectus were made only for purposes of the merger agreement and as of specific dates and were not updated or made as of the date of the amended merger agreement. The representations, warranties and covenants contained in the amended merger agreement may be subject to more recent developments, were made solely for the benefit of the parties to the amended merger agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to disclosures, for the purposes of allocating risk between parties to the amended merger agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or by other investors. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. The representations and warranties contained in the amended merger agreement do not survive the effective time of the merger. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Hertz, Merger Sub or DTG or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the amended merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Hertz and DTG.

 Structure; Merger Consideration; Special Dividend

        Upon the terms and subject to the conditions set forth in the amended merger agreement, Merger Sub, a wholly owned subsidiary of Hertz, will merge with and into DTG, with DTG continuing as the surviving corporation and as a wholly owned subsidiary of Hertz. At the effective time and as a result of the merger, each outstanding share of DTG common stock with respect to which appraisal rights have not been exercised will be converted into the right to receive the merger consideration, which is equal to the sum of (x) 0.6366 of a share of Hertz common stock and (y) a cash payment by Hertz equal to $43.60 less the special dividend per share amount (described below). In addition, record holders of DTG common stock immediately prior to the effective time of the merger and who are not exercising appraisal rights will receive a dividend from DTG in an amount equal to the special dividend per share amount for each share of DTG common stock that they hold at such time. The special dividend per share amount will be equal to $200,000,000 divided by the sum of (1) the number of issued and outstanding shares of DTG common stock immediately prior to the effective time of the merger, (2) the number of shares of DTG common stock that would be delivered to the holders of performance units outstanding immediately prior to the effective time of the merger if performance was achieved at the target level and (3) the number of shares of DTG common stock to which the restricted stock units outstanding as of immediately prior to the effective time pertain. Based on the number of shares of DTG common stock issued and outstanding on September 10, 2010, the special dividend per share amount would have been equal to approximately $6.87 had the effective time occurred on that date. DTG does not intend to pay the special dividend if the merger is not consummated.

 Treatment of Equity Awards and Deferred Compensation Arrangements

  Stock Options

        DTG's equity incentive plan provides that, at the effective time of the merger, each outstanding unvested option to purchase shares of DTG common stock will vest and become exercisable. Pursuant to the terms of the amended merger agreement, at the effective time of the merger, each outstanding option to purchase shares of DTG common stock will be converted into an option to purchase shares of Hertz common stock, on the same terms and conditions as applicable to the options to purchase shares of DTG common stock, except that the number of shares of Hertz common stock and the exercise price per share will be adjusted based on the merger consideration, the special dividend per share amount and the closing price per share of Hertz common stock on the date of the merger (or if not a trading day, the last trading day prior to the merger).

  Restricted Stock Units

        Pursuant to the terms of the amended merger agreement, at the effective time of the merger, all outstanding awards of restricted stock units will vest and be converted into a right to receive a lump sum cash payment equal to the product of (1) the number of shares of DTG common stock subject to such award and (2) the sum of (A) $43.60 and (B) the value of the stock portion of the merger consideration, valued at the closing price per share of Hertz common stock on the closing date of the merger (or if not on trading day, the last trading day prior to the merger).

  Performance Units

        Pursuant to the terms of the amended merger agreement, at the effective time of the merger, all outstanding awards of performance units will vest and be converted into a right to receive a lump sum cash payment equal to the product of (1) the number of shares of DTG common stock subject to such award as if performance was achieved at the target level and (2) the sum of (A) $43.60, and (B) the value of the stock portion of the merger consideration, valued at the closing price per share of Hertz common stock on the closing date of the merger (or if not a trading day, the last trading day prior to the merger).

UPDATE TO OTHER MATTERS

        As of the date of this supplement, the DTG board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this supplement. If any other matters properly come before the special meeting, or any adjournment or postponement of the meeting, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the DTG board of directors.

UPDATE TO WHERE YOU CAN FIND MORE INFORMATION

        Hertz has filed a registration statement, as amended, on Form S-4 with the SEC under the Securities Act that registers the distribution to DTG stockholders of the shares of common stock of Hertz to be issued in the merger. The registration statement was declared effective by the SEC on August 16, 2010. This supplement and the definitive proxy statement/prospectus are a part of that registration statement and constitute a prospectus of Hertz in addition to being a proxy statement of DTG for the special meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Hertz, DTG and the common stock of these companies. The rules and regulations of the SEC allow Hertz and DTG to omit some information included in the registration statement from the definitive proxy statement/prospectus and this supplement.

        In addition, Hertz (File No. 001-33139) and DTG (File No. 001-13647) file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Hertz and DTG, that file electronically with the SEC. The address of the site is http://www.sec.gov. Hertz's website address is http://www.hertz.com, and DTG's address is http://www.dtag.com. The information on Hertz's and DTG's respective websites is not a part of this supplement.

        You can also inspect reports, proxy statements and other information about Hertz and DTG at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        The SEC allows Hertz and DTG to incorporate by reference information into this supplement. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this supplement, except for any information that is superseded by information that is included directly in this supplement.

        This supplement incorporates by reference the documents listed below that Hertz and DTG have previously filed with the SEC (other than the portions of those documents not deemed to be filed). They contain important information about Hertz and DTG and their financial condition.

HERTZ FILINGS	PERIOD OR DATE FILED
Annual Report on Form 10-K	Year ended December 31, 2009
Proxy Statement on Schedule 14A	Filed April 9, 2010
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2010 and June 30, 2010
Current Reports on Form 8-K	Filed April 9, 2010, April 29, 2010, June 1, 2010, June 15, 2010, June 22, 2010, June 29, 2010, July 2, 2010, July 20, 2010, September 13, 2010 and September 14, 2010; the information filed pursuant to Items 8.01 and 9.01 of Form 8-K in the Current Report on Form 8-K filed on April 26, 2010; and the information filed pursuant to Items 8.01 and 9.01 of Form 8-K of Form 8-K in the Current Report on Form 8-K filed on June 9, 2010

The description of Hertz common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

DTG FILINGS	PERIOD OR DATE FILED
Annual Report on Form 10-K	Year ended December 31, 2009
Proxy Statement on Schedule 14A	Filed April 27, 2010
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2010 and June 30, 2010
Current Reports on Form 8-K	Filed February 26, 2010, April 14, 2010, April 26, 2010, April 29, 2010, May 4, 2010, May 14, 2010, June 14, 2010, June 23, 2010, July 6, 2010, July 19, 2010, August 13, 2010 and September 13, 2010; and the information filed pursuant to Items 8.01 and 9.01 of Form 8-K in the Current Reports on Form 8-K filed on August 3, 2010 and September 1, 2010

The description of DTG common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

        Hertz and DTG hereby further incorporate by reference additional documents that either company may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this supplement and the date of the special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and certain Current Reports on Form 8-K that are "filed" with the SEC, as well as proxy statements.

        You can obtain any of the documents incorporated by reference in this supplement through Hertz or DTG, as the case may be, or from the SEC through the SEC's website at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this supplement. You can obtain documents incorporated by reference in this supplement by requesting them in writing or by telephone from the appropriate company at the following addresses:

Hertz Global Holdings, Inc.	Dollar Thrifty Automotive Group, Inc.
225 Brae Boulevard	5330 East 31st Street
Park Ridge, New Jersey 07656-0713	Tulsa, Oklahoma 74135
Attention: Investor Relations	Attention: Investor Relations
Telephone: (201) 307-2000	Telephone: (918) 669-2119

        If you would like to request documents, please do so by September 23, 2010 to receive them before the special meeting. If you request any incorporated documents from Hertz or DTG, Hertz and DTG will mail them to you by first class mail, or another equally prompt means, within one business day after Hertz or DTG receives your request.

        Information contained in this supplement regarding Hertz has been provided by, and is the responsibility of, Hertz and information contained in this supplement regarding DTG has been provided by, and is the responsibility of, DTG. No one has been authorized to give you any other information, and neither Hertz nor DTG takes responsibility for any information that others may give you. This supplement is dated September 15, 2010. You should not assume that the information contained in, or incorporated by reference into, this supplement is accurate as of any date other than that date. Neither the mailing of this supplement to DTG stockholders nor the issuance by Hertz of common stock in connection with the merger will create any implication to the contrary.

        If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this supplement or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this supplement does not extend to you.

ANNEX S-A—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

 AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

        This AMENDMENT NO. 1 (this "Amendment"), dated as of September 10, 2010, to the Agreement and Plan of Merger, dated as of April 25, 2010, by and among Hertz Global Holdings, Inc., a Delaware corporation ("Parent"), HDTMS, Inc. a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the "Company") (the "Merger Agreement"), is made and entered into by Parent, Merger Sub and the Company. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement, and all references to Articles and Sections herein are references to Articles and Sections of the Merger Agreement.

        WHEREAS, Parent, Merger Sub and the Company desire to amend certain terms of the Merger Agreement as set forth below.

        NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the agreements herein contained, the parties, intending to be legally bound hereby, agree as follows:

        Section 1.    Merger Consideration.     Section 2.01(a)(i)(B) of the Merger Agreement shall be amended by deleting the number "$32.80" and replacing it with the number "$43.60".

        Section 2.    Confirmation of Merger Agreement.     Other than as expressly modified pursuant to this Amendment, all of the terms, covenants and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.

        Section 3.    References.     All references to the Merger Agreement (including "hereof," "herein," "hereunder," "hereby" and "this Agreement") shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, shall in all instances continue to refer to April 25, 2010, references to "the date hereof" and "the date of this Agreement" shall continue to refer to April 25, 2010.

        Section 4.    Counterparts.     This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument and shall bind and inure to the benefit of the parties and their respective successors and assigns.

        Section 5.    Miscellaneous.     The provisions of Article IX of the Merger Agreement shall apply to this Amendment mutatis mutandis.

[Signature page to follow]

S-A-1

        IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

HERTZ GLOBAL HOLDINGS, INC.
By:	/s/ ELYSE DOUGLAS
	Name:	Elyse Douglas
	Title:	Executive Vice President and Chief Financial Officer
HDTMS, INC.
By:	/s/ ELYSE DOUGLAS
	Name:	Elyse Douglas
	Title:	Vice President, Chief Financial Officer and Treasurer
DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
By:	/s/ SCOTT L. THOMPSON
	Name:	Scott L. Thompson
	Title:	President and Chief Executive Officer

Signature to Amendment No. 1

S-A-2

ANNEX S-B—J.P. MORGAN SECURITIES LLC UPDATED FAIRNESS OPINION

September 10, 2010

Board of Directors
Dollar Thrifty Automotive Group, Inc.
5300 East 31st Street
Tulsa, Oklahoma 74135

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the Acquiror Affiliates, as defined below) of common stock, par value $0.01 per share (the "Company Common Stock"), of Dollar Thrifty Automotive Group, Inc. (the "Company") of the Total Consideration (as defined below) to be paid to such holders in the proposed merger (the "Transaction") of the Company with a wholly-owned subsidiary of Hertz Global Holdings, Inc. (the "Acquiror"). Pursuant to the Agreement and Plan of Merger, dated as of April 25, 2010, among the Company, the Acquiror and its wholly-owned subsidiary, HDTMS, Inc., as amended by Amendment No. 1, dated September 10, 2010 (the "Agreement"), the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror or any of its subsidiaries and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to an amount in cash equal to $43.60 minus the Special Dividend Per Share Amount (as defined in the Agreement) (the "Cash Consideration") and 0.6366 shares (the "Stock Consideration") of the Acquiror's common stock, par value $0.01 per share (the "Acquiror Common Stock"). Pursuant to the Agreement, the Company will declare and pay, immediately prior to the Effective Time (as defined in the Agreement) of the Transaction, a special dividend in an amount per share of Company Common Stock equal to the Special Dividend Per Share Amount (together with the Cash Consideration and the Stock Consideration, the "Total Consideration") to the holders of record of outstanding shares of Company Common Stock immediately prior to the Effective Time, other than shares of Company Common Stock held in treasury or owned by the Acquiror or any of its subsidiaries and Dissenting Shares.

        In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the "Synergies"); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

S-B-1

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. In that connection, we have assumed that the Special Dividend Per Share Amount will be paid to the holders of the Company Common Stock (other than shares of Company Common Stock held in treasury or owned by the Acquiror or any of its subsidiaries and Dissenting Shares) on the terms set forth in the Agreement without any waiver or modification. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Total Consideration to be paid to the holders (other than the Acquiror Affiliates) of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to any person or entity, as to the fairness of any consideration paid in connection therewith to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Total Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

        We note that, although we have, at the Company's request, held discussions with other potential purchasers of the Company from time to time in the past, we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction in connection with the negotiation of the Transaction.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

        During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, the Acquiror, the Carlyle Group ("Carlyle"), Clayton

S-B-2

Dubilier & Rice, LLC ("CD&R") and BAML Capital Partners, the private equity division of Bank of America Corporation (formerly Merrill Lynch Global Private Equity ("BAMLCP"), each a party to or an affiliate of a party to the Amended and Restated Stockholders' Agreement (as defined in the Agreement) with the Parent, and their respective affiliates (Carlyle, CD&R, BAMLCP and such affiliates, collectively, the "Acquiror Affiliates"), for which we and our affiliates have received customary compensation. Such services for the Company and the Acquiror during such period have included (i) acting as a bookrunner of the Company's offering of its common stock in October 2009 and the Acquiror's offering of its common stock and convertible notes in May 2009, (ii) acting as arranger of the Company's renewal of its conduit facility in May 2008 and the amendment and extension of a conduit facility for the Acquiror in September 2009, and (iii) acting as a bookrunner for the Acquiror's European refinancing in June 2010 and a co-manager of the Acquiror's Term Asset Backed Notes in July 2010. Such services for the Acquiror Affiliates during such period have included (i) acting as bookrunner of the initial public offerings or follow-on offerings of common stock by Carlyle portfolio companies, XTep International in May 2008, Concord Medical Services in December 2009, SS&C Technologies in March 2010 and Kinder Morgan in May 2010, (ii) acting as bookrunner of offerings of debt securities by Carlyle portfolio companies, Nielsen Company in April 2008 and January 2009 and AMC Entertainment in July 2009 and Insight Communications in June 2010 and offerings of debt securities by CD&R portfolio companies, Diversey, Inc. (formerly JohnsonDiversey, Inc.) in December 2009 and Graphic Packaging in June 2009, (iii) acting as arranger and bookrunner in connection with syndicated loans of Carlyle portfolio companies, Sequa Corp. in May 2008, Vought Aircraft in May 2008, Freescale Semiconductor in February 2010, and HD Supply in March 2010, and syndicated loans of CD&R portfolio companies, Diversey, Inc. in December 2009 and HD Supply in March 2010, (iv) acting as financial advisor to Carlyle portfolio company, John Maneely, in its uncompleted transaction with Novolipetsk Steel in 2009, and (v) acting as arranger for Bank of America Merrill Lynch, an affiliate of BAMLCP, and its affiliates in connection with its revolving credit facility and other debt related activities. In addition, one of our affiliates is a co-investor with CD&R in its portfolio company ServiceMaster, and a co-investor with Carlyle in its portfolio company AMC Entertainment, and owns less than 5% of Carlyle Capital Corp., an investment fund managed by a Carlyle affiliate. Certain of our affiliates are counterparties to interest rate swaps with the Company and other derivative transactions with the Acquiror Affiliates and they also provide a variety of treasury and security services, foreign exchange, derivative support, and asset management services to the Company, the Acquiror and certain Acquiror Affiliates for which they receive compensation or other financial benefits.

        In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, the Acquiror and certain Acquiror Affiliates for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Total Consideration to be paid to the holders (other than the Acquiror Affiliates) of the Company Common Stock in the proposed Transaction is fair from a financial point of view to such holders.

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

S-B-3

ANNEX S-C—GOLDMAN, SACHS & CO. UPDATED FAIRNESS OPINION

PERSONAL AND CONFIDENTIAL

September 10, 2010

Board of Directors
Dollar Thrifty Automotive Group, Inc.
5300 East 31st Street
Tulsa, Oklahoma 74135

Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than Hertz Global Holdings, Inc. ("Parent") and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Dollar Thrifty Automotive Group, Inc. (the "Company") of the Total Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of April 25, 2010, by and among Parent, HDTMS, Inc., a wholly owned subsidiary of Parent ("Acquisition Sub"), and the Company, as amended by Amendment No. 1, dated as of September 10, 2010 (the "Agreement"). The Agreement provides that Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share, other than Shares held in treasury or owned by Parent or any of its subsidiaries and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount in cash equal to $43.60 minus the Special Dividend Per Share Amount (as defined in the Agreement) (the "Cash Consideration") and 0.6366 shares of common stock, par value $0.01 per share (the "Parent Common Stock"), of Parent (the "Stock Consideration"). In addition, pursuant to the Agreement, the Company will declare and pay, immediately prior to the Effective Time (as defined in the Agreement) of the Merger, a special dividend in an amount per Share equal to the Special Dividend Per Share Amount (together with the Cash Consideration and Stock Consideration, the "Total Consideration") to the holders of record of issued and outstanding Shares immediately prior to the Effective Time, other than Shares held in treasury or owned by Parent or any of its subsidiaries and Dissenting Shares.

        Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates and Clayton, Dubilier & Rice ("CD&R"), The Carlyle Group ("Carlyle"), Bank of America Merrill Lynch ("BAML"), each of which is an affiliate to parties to the Amended and Restated Stockholders' Agreement (as defined in the Agreement), and any of their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time for which our investment banking division has received, and may receive, compensation, including, but not limited to, having acted as a joint bookrunner with respect to a public offering of 6,612,500 Shares in October 2009. We also have

S-C-1

provided certain investment banking and other financial services to Parent and its affiliates from time to time for which our investment banking division has received, and may receive, compensation, including, but not limited to, having acted as a joint bookrunner with respect to a public offering of 52,900,000 shares of Parent Common Stock and Parent's 5.25% Convertible Senior Notes due 2014 (aggregate principal amount $517,500,000) in May 2009. We also have provided certain investment banking and other financial services to CD&R and its affiliates and portfolio companies from time to time for which our investment banking division has received, and may receive, compensation, including, but not limited to, having acted as a joint bookrunner with respect to an offering by Graphic Packaging Holding Company, a portfolio company of CD&R, of its 9.50% Senior Notes due 2017 (aggregate principal amount $245,000,000) in June 2009 and as a joint bookrunner with respect to an offering by Diversey, Inc. (formerly named JohnsonDiversey, Inc.), a portfolio company of CD&R, of its 10.50% Senior Unsecured Notes due 2020 (aggregate principal amount $250,000,000) and its 8.250% Senior Notes due 2019 (aggregate principal amount $400,000,000) in November 2009. We also have provided certain investment banking and other financial services to Carlyle and its affiliates and portfolio companies from time to time for which our investment banking division has received, and may receive, compensation, including, but not limited to, having acted as sole arranger of a bank loan to Carlyle in connection with the acquisition of PG Corporation (aggregate principal amount $1,250,000,000) in July 2008; as a joint bookrunner with respect to a public offering of 72,450,000 shares of common stock of Cobalt International Energy, Inc., a portfolio company of Carlyle, in December 2009; as a joint bookrunner with respect to a public offering of 6,500,000 common units of Kinder Morgan Energy Partners, L.P., a portfolio company of Carlyle, in May 2010; as a joint bookrunner with respect to a public offering of 17,500,000 common units of Niska Gas Storage Partners LLC, a portfolio company of Carlyle, in May 2010; as a financial advisor in connection with the sale of Frontier Drilling ASA, a former portfolio company of Carlyle, in July 2010 and as a financial advisor in connection with the sale of Multiplan, Inc., a former portfolio company of Carlyle, in August 2010. We also have provided certain investment banking and other financial services to BAML and its affiliates and portfolio companies from time to time for which our investment banking division has received, and may receive, compensation, including, but not limited to, having acted as a co-manager with respect to an offering by Bank of America Corporation of its 3.125% Senior Notes due 2012 (aggregate principal amount $6,750,000,000), its Senior Three-Month LIBOR Notes due 2011 (aggregate principal amount $750,000,000), its Senior One-Month LIBOR Notes due 2011 (aggregate principal amount $500,000,000) and its Senior Three-Month LIBOR Notes due 2010 (aggregate principal amount $1,000,000,000) in December 2008; as a joint bookrunner with respect to an offering by HCA Inc., a portfolio company of BAML Capital Partners, the private equity division of Bank of America Corporation (formerly Merrill Lynch Global Private Equity) ("BAMLCP"), of its 8.50% Senior Secured Notes due 2019 (aggregate principal amount $1,500,000,000) in April 2009; as a joint bookrunner with respect to an offering by HCA Inc. of its 7.875% Senior Secured Notes due 2010 (aggregate principal amount $1,250,000,000) in July 2009; as a joint bookrunner with respect to an offering by HCA Inc. of its 7.250% Senior Secured Notes due 2020 (aggregate principal amount $1,400,000,000) in March 2010; as a co-manager with respect to an offering by Bank of America Corporation of its 7.625% Senior Notes due 2019 (aggregate principal amount $2,500,000,000) in May 2009; as a co-manager with respect to an offering by Bank of America Corporation of its Common Equivalent Securities (aggregate principal amount $19,200,000,000) in December 2009; as a joint bookrunner with respect to an offering by Validus Holdings, Ltd., a portfolio company of BAMLCP, on its 8.875% Senior Notes due 2040 (aggregate principal amount $750,000,000) in January 2010 and as a joint underwriter with respect to a proposed public offering of common stock of HCA Inc., a portfolio company of BAMLCP, filed in May 2010. We also may provide investment banking and other financial services to the Company and Parent and their respective affiliates and CD&R, Carlyle and BAML and their respective affiliates and portfolio companies in the future for which our investment banking division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with CD&R, Carlyle and BAMLCP and their respective affiliates and may have invested in limited partnership units of affiliates of CD&R, Carlyle and BAMLCP, and may do so in the future.

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        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five fiscal and three fiscal years, respectively, ending December 31, 2009; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; Parent's Registration Statement on Form S-1, including the prospectus contained therein dated May 2007; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management, as updated on August 20, 2010, and for Parent prepared by its management, in each case, as approved for our use by the Company (the "Forecasts"), and certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the "Synergies"). We have also held discussions with members of the senior managements of the Company and Parent regarding their assessment of the past and current business operations, financial condition and future prospects of their respective companies and with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the Shares and shares of Parent Common Stock; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the rental car industry specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In that connection, we have assumed that the Special Dividend Per Share Amount will be paid to the holders of Shares (other than Shares held in treasury or owned by Parent or any of its subsidiaries and Dissenting Shares) on the terms set forth in the Agreement without any waiver or modification.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Total Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness

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of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Total Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Parent Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay its obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Total Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

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Annex S-D

DELAWARE GENERAL CORPORATION LAW SECTION 262
(as in effect with respect to this transaction)

§ 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

           (1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

           (2)  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

           (3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

           (1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

           (2)  If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts

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  stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the

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merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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